Form 10KSB, Exhibit 13
period 1995-12-31
DATAKEY INC
filed 1996-03-29
CIK 704914

                             DATAKEY, INC. AND SUBSIDIARY
                            CONSOLIDATED FINANCIAL REPORT
                                  DECEMBER 31, 1995

                                       CONTENTS

-------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                           1
-------------------------------------------------------------------------

FINANCIAL STATEMENTS

  Consolidated balance sheets                                      2 - 3

  Consolidated statements of operations                                4

  Consolidated statements of stockholders' equity                  5 - 6

  Consolidated statements of cash flows                            7 - 8

  Notes to consolidated financial statements                      9 - 14

-------------------------------------------------------------------------

                             INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Datakey, Inc.

We have audited the accompanying consolidated balance sheets of Datakey, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Datakey, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                   McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
February 7, 1996


DATAKEY, INC. AND SUBSIDIARY


CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994

ASSETS                                                                  1995                 1994
-----------------------------------------------------------------------------------------------------
Current Assets
     Cash and cash equivalents                                  $      713,230        $      255,039
     Investment in held-to-maturity securities (Note 2)              6,253,984             6,110,576
     Trade receivables, less allowance for doubtful accounts
          of $34,300 in 1995 and $53,700 in 1994 (Note 7)            1,055,075             1,190,893
     Inventories (Note 4)                                            1,222,938             1,348,985
     Deferred taxes (Note 3)                                           109,000               166,000
     Prepaid expenses and other                                         52,177                26,242
     Refundable income taxes                                            46,642               101,680
                                                                --------------------------------------
          TOTAL CURRENT ASSETS                                       9,453,046             9,199,415
                                                                --------------------------------------

Other Assets
     Licenses and patents, less amortization--1995 $118,702;
          1994 $101,811                                                158,264               153,491

      Non-compete agreement, less amortization--1995 $123,750;
          1994 $41,250                                                  41,250               123,750
                                                                --------------------------------------
                                                                       199,514               277,241
                                                                --------------------------------------

Equipment and Leasehold Improvements, at cost
     Production tooling                                              1,109,524             1,027,206
     Equipment                                                       2,358,938             2,211,216

     Furniture and fixtures                                            211,822               211,822
     Leasehold improvements                                            211,761               210,562
                                                                -------------------------------------
                                                                     3,892,045             3,660,806


     Less accumulated depreciation                                   2,366,660             1,936,935
                                                                -------------------------------------
                                                                     1,525,385             1,723,871
                                                                -------------------------------------
                                                                $   11,177,945        $   11,200,527
                                                                -------------------------------------
                                                                -------------------------------------

See Notes to Consolidated Financial Statements.



LIABILITIES AND STOCKHOLDERS ' EQUITY                                           1995                    1994
-----------------------------------------------------------------------------------------------------------------
Current Liabilities
     Accounts payable                                                     $      509,683        $      758,876
     Accrued expenses:
          Compensation                                                           189,980               148,808
          Other                                                                  108,692                93,918
     Non-compete obligation                                                            -                82,500
                                                                          -------------------------------------
          TOTAL CURRENT LIABILITIES                                              808,355             1,084,102
                                                                          -------------------------------------


Deferred Taxes (Note 3)                                                          158,000               101,000
                                                                          -------------------------------------


Commitments  (Notes 5 and 8)


Stockholders' Equity  (Notes 5 and 6)
     Convertible preferred stock, voting, stated value $2.50 per share; authorized 400,000 shares; issued and outstanding
          150,000 shares in 1995 and 1994                                        375,000               375,000

     Common stock, par value $0.05 per share; authorized
          10,000,000 shares; issued and outstanding 2,835,236 shares
          in 1995 and 2,829,570 shares in 1994                                   141,762               141,479
     Additional paid-in capital                                                3,885,887             3,865,631
     Retained earnings                                                         5,808,941             5,633,315
                                                                          -------------------------------------
                                                                              10,211,590            10,015,425
                                                                          -------------------------------------
                                                                          $   11,177,945        $   11,200,527
                                                                          -------------------------------------
                                                                          -------------------------------------

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


                                                                          1995                1994               1993
------------------------------------------------------------------------------------------------------------------------
Revenue:
     Net sales (Note 7)                                           $    7,197,943      $    5,814,636      $    6,074,121
     Other operating revenue                                              21,365              58,872              76,424
                                                                  ------------------------------------------------------
               TOTAL REVENUE                                           7,219,308           5,873,508           6,150,545
                                                                  ------------------------------------------------------
Costs and expenses:
     Cost of goods sold                                                4,821,516           4,111,131           3,749,894
     Research and development                                            703,816             771,230             927,728
     Marketing and sales                                               1,123,781             970,782           1,044,535
     General and administrative                                          669,954             590,078           1,027,896
                                                                   -----------------------------------------------------
               TOTAL COSTS AND EXPENSES                                7,319,067           6,443,221           6,750,053
                                                                   -----------------------------------------------------

               OPERATING LOSS                                            (99,759)           (569,713)           (599,508)

Interest income                                                          381,385             284,693             246,163
                                                                  ------------------------------------------------------
               INCOME (LOSS) BEFORE INCOME TAXES                         281,626            (285,020)           (353,345)

Income tax expense (benefit) (Note 3)                                    106,000            (112,000)           (163,000)
                                                                  ------------------------------------------------------
               NET INCOME (LOSS)                                  $      175,626      $     (173,020)     $     (190,345)
                                                                  ------------------------------------------------------
                                                                  ------------------------------------------------------
Net income (loss) per common share                                $          .06      $          .06      $         (.07)
                                                                  ------------------------------------------------------
                                                                  ------------------------------------------------------
Weighted average number of common shares and
     common equivalent shares outstanding                              3,006,352           2,829,236           2,772,883


See Notes to Consolidated Financial Statements.

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993



                                                                     Convertible Preferred Stock
                                                               -------------------------------------
                                                                    Shares                   Amount
----------------------------------------------------------------------------------------------------
Balance, December 31, 1992                                          195,500              $   488,750
     Issuance of common stock under stock options (Note 6)                -                        -
     Conversion of preferred stock                                 (45,000)                (112,500)
     Net loss                                                             -                        -
                                                               -------------------------------------
Balance, December 31, 1993                                          150,500                  376,250
     Conversion of preferred stock                                    (500)                  (1,250)
     Net loss                                                             -                        -
                                                               -------------------------------------
Balance, December 31, 1994                                          150,000                  375,000
     Issuance of common stock under stock options (Note 6)                -                        -
     Net income                                                           -                        -
                                                               -------------------------------------
Balance, December 31, 1995                                          150,000                 $375,000
                                                               -------------------------------------
                                                               -------------------------------------

See Notes to Consolidated Financial Statements.


              Common Stock                    Additional
---------------------------------------        Paid-In              Retained
           Shares            Amount            Capital              Earnings           Total
-------------------------------------------------------------------------------------------------
         2,762,070        $   138,104        $   3,684,256      $   5,996,680      $   10,307,790
            22,000              1,100               69,900                  -              71,000
            45,000              2,250              110,250                  -                   -
                 -                  -                    -          (190,345)           (190,345)
         ---------        -----------        -------------      -------------      --------------
         2,829,070            141,454            3,864,406          5,806,335          10,188,445
               500                 25                1,225                  -                   -
                 -                  -                    -          (173,020)           (173,020)
         ---------        -----------        -------------      -------------      --------------
         2,829,570            141,479            3,865,631          5,633,315          10,015,425
             5,666                283               20,256                  -              20,539
                 -                  -                    -            175,626             175,626
         ---------        -----------        -------------      -------------      --------------
         2,835,236            141,762           $3,885,887         $5,808,941         $10,211,590
         ---------        -----------        -------------      -------------      --------------
         ---------        -----------        -------------      -------------      --------------

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


                                                          1995          1994           1993
-----------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
    Net income (loss)                                 $   175,626   $   (173,020)  $   (190,345)
    Adjustments to reconcile net income (loss) to net
        cash provided by (used in) operating activities:
        Depreciation                                      461,378        402,394        293,701
        Amortization                                      133,253         82,549         35,624
        Change in accrued interest on investment
           securities                                     (44,399)       (96,689)        69,961
        Deferred taxes                                    114,000         18,500        (48,500)
        Change in assets and liabilities:
           Trade receivables                              135,818        133,964       (558,864)
           Inventories                                    126,047       (639,068)        87,423
           Accounts payable                              (249,193)        63,488        400,074
           Other                                           85,049       (107,972)       (81,823)
                                                    -------------------------------------------
               NET CASH PROVIDED BY (USED IN)
                   OPERATING ACTIVITIES                   937,579       (315,854)         7,251
                                                    -------------------------------------------
Cash Flows From Investing Activities
    Purchase of equipment                                (262,892)      (574,752)      (785,199)
    Purchase of held-to-maturity securities            (6,073,735)    (8,313,568)             -
    Proceeds from maturity of held-to-maturity
        securities                                      5,974,726      6,806,795              -
    Purchase of marketable debt securities                      -              -     (7,101,635)
    Proceeds from maturity of marketable debt
        securities                                              -              -      9,011,025
    License and patent costs                              (55,526)       (92,882)       (38,218)
                                                    -------------------------------------------
               NET CASH PROVIDED BY (USED IN)
                  INVESTING ACTIVITIES                   (417,427)    (2,174,407)     1,085,973
                                                    -------------------------------------------

                                  (Continued)

DATAKEY, INC. AND SUBSIDIARY

YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993


                                                       1995           1994             1993
-----------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
    Net proceeds from issuance of common stock             20,539              -         71,000
    Payments on non-compete obligation                    (82,500)       (82,500)             -
                                                    -------------------------------------------
               NET CASH PROVIDED BY (USED IN)
                  FINANCING ACTIVITIES                    (61,961)       (82,500)        71,000
                                                    -------------------------------------------
               INCREASE (DECREASE) IN CASH AND
                  CASH EQUIVALENTS                        458,191     (2,572,761)     1,164,224

Cash and Cash Equivalents
    Beginning                                             255,039      2,827,800      1,663,576
                                                    -------------------------------------------
    Ending                                            $   713,230    $   255,039    $ 2,827,800
                                                    -------------------------------------------
                                                    -------------------------------------------
Supplemental Disclosures of Cash Flow Information
    Net cash refunds of income taxes                  $    63,038    $   136,603    $    45,822
                                                    -------------------------------------------
                                                    -------------------------------------------
Supplementary Schedule of Noncash Investing and
    Financing Activities
    Obligation recorded under non-compete
        agreement                                     $         -    $   165,000     $        -
                                                    -------------------------------------------
                                                    -------------------------------------------

See Notes to Consolidated Financial Statements.

DATAKEY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Datakey, Inc. designs, manufactures, and markets portable-memory-based systems, subsystems, and custom-designed components for security-driven markets. The Company's proprietary memory keys, cards, and custom-shaped tokens serve as a convenient way to carry electronic information and are packaged to survive in portable environments. Datakey products enhance security and simplify equipment use for a wide range of applications by automating critical identification, data collection, and control functions. Sales are to customers in the United States and around the world. The Company's practice is to grant credit to customers who meet certain financial criteria.

A summary of significant accounting policies follows:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Datakey, Inc. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: For purposes of reporting the statements of cash flows, the Company includes all cash accounts and all highly liquid debt instruments purchased with an original maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

INVESTMENT IN DEBT SECURITIES: The Company has investments in debt securities consisting of obligations of the U.S. government with maturities of 12 months or less. Since the Company intends to hold the debt securities to their maturities, the investment in debt securities has been classified as held-to-maturity and is recorded at amortized cost.

FINANCIAL INSTRUMENTS: On December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, which requires all entities to disclose the fair value of financial instruments. The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

     CASH AND CASH EQUIVALENTS: The carrying amount of cash equivalents reported in the balance sheet approximates fair value because of the short maturity of those instruments.

     INVESTMENTS IN HELD-TO-MATURITY SECURITIES: The fair value of the Company's investments in held-to- maturity securities is based on quoted market prices (Note 2).

INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market.

DATAKEY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEPRECIATION: Depreciation of equipment and leasehold improvements is computed on the straight-line and accelerated methods over the following estimated useful lives:


                                                                     Years
--------------------------------------------------------------------------------
Production tooling                                                         2-3
Equipment                                                                  5-7
Furniture and fixtures                                                       7
Leasehold improvements                                           Life of lease


WARRANTY COSTS: The Company provides for estimated normal warranty costs at the time of product sales to the customers and for other costs associated with specific items at the time their existence and amounts are determinable.

INCOME TAXES: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

LICENSES AND PATENTS: Licenses and patents are stated at cost and are being amortized using the straight-line method over their economic useful lives which has been estimated to be five years.

NON-COMPETE AGREEMENT: The Company's former president entered into a non-compete agreement with the Company payable over a one-year period. The agreement not to compete is for a period of two years and is being amortized over that term using the straight-line method.

RESEARCH AND DEVELOPMENT: Research and development costs are charged to expense as incurred.

NET INCOME (LOSS) PER COMMON SHARE: In 1995, net income per common share and common equivalent share was based on the average number of common shares outstanding during the year, assuming conversion of the preferred shares which are common equivalent shares and the exercise of all stock options having exercise prices less than the average market price of common stock using the treasury stock method. In 1994 and 1993, the net loss per common share was based on the weighted average number of common shares outstanding.

Net income per share in 1995 assuming full dilution was the same as primary net income per share, as the difference between the two computations was not material.

DATAKEY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARD: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which establishes new standards for stock-based employee compensation plans. The Statement establishes a fair-value-based method of accounting for stock-based compensation plans and encourages, but does not require, entities to adopt that method in place of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. Entities that elect to continue under Opinion No. 25 must disclose pro forma net income (and earnings per share) for all years presented as if Statement No. 123 had been adopted.

The Company does not intend to adopt Statement No. 123 in measuring expense, however they must present the pro forma disclosures beginning in 1996, and those pro forma amounts will likely reflect higher compensation expense than the amounts shown in future statements of operations.

NOTE 2.  INVESTMENT IN HELD-TO-MATURITY SECURITIES

The following is a summary of the Company's investment in held-to-maturity securities as of December 31, 1995 and 1994:

                                               Gross      Gross
                                Amortized   Unrealized  Unrealized    Fair
                                  Cost         Gains      Losses      Value
------------------------------------------------------------------------------
1995:
   U.S. government securities   $6,253,984    $8,713    $   743     $6,261,954

1994:
   U.S. government securities    6,110,576       504     28,646      6,082,434


All securities are due within one year and all investment earnings represent interest income on the above securities and previously held debt securities.

DATAKEY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3.   INCOME TAXES

The income tax expense (benefit), consists of the following:


                                              1995       1994           1993
-------------------------------------------------------------------------------------
Currently payable (refundable):
Federal                                    $ (9,000)  $(131,500)     $(115,500)
State                                         1,000       1,000          1,000
Deferred                                    114,000      18,500        (48,500)
                                           -----------------------------------------
                                           $106,000   $(112,000)     $(163,000)
                                           -----------------------------------------
                                           -----------------------------------------


The income tax expense (benefit) is different from that which would be computed by applying the U.S. federal income tax rate (35 percent) to pretax income
(loss) as follows:

                                                1995         1994           1993
-------------------------------------------------------------------------------------
Computed "expected" federal tax expense
(benefit) at statutory rates                 $ 99,000     $(100,000)     $(124,000)
Effect of graduated tax rates                  (3,000)        3,000          4,000
State income taxes, net of federal benefit      1,000         1,000           1000
Nontaxable municipal bond interest income          -        (11,000)       (23,000)
Other                                           9,000        (5,000)       (21,000)
                                             ----------------------------------------
Actual tax expense (benefit)                 $106,000     $(112,000)     $(163,000)
                                             ----------------------------------------
                                             ----------------------------------------


Net deferred tax (liabilities) assets consist of the following components as of December 1995 and 1994:

                                                                1995           1994
-------------------------------------------------------------------------------------
Deferred tax liability:
Depreciation                                                  $158,000       $101,000
                                                              ------------------------
Deferred tax assets:
Allowance for doubtful accounts                                 12,000         21,000
Inventory                                                       59,000        106,000
Warranty reserve                                                13,000         20,000
Vacation                                                        13,000         19,000
Other                                                           12,000              -
                                                              ------------------------
                                                               109,000        166,000
                                                              ------------------------
                                                              $(49,000)     $  65,000
                                                              ------------------------
                                                              ------------------------


No valuation allowance is required for the deferred tax assets as the recorded amounts are considered to be fully realizable.

DATAKEY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4.  INVENTORIES

Inventories consist of the following components as of December 31, 1995 and 1994:

                                                    1995           1994
--------------------------------------------------------------------------
Raw materials                                    $  822,035     $  935,157
Work in process                                     127,567        169,831
Finished goods                                      273,336        243,997
                                                 -------------------------
                                                 $1,222,938     $1,348,985
                                                 -------------------------
                                                 -------------------------


NOTE 5.  PREFERRED STOCK

The preferred shares are convertible at the rate of one share of common stock for each share of preferred stock subject to certain anti-dilution adjustments. Conversion is mandatory in the event of certain future public offerings of corporate stock. The holders of the preferred stock have certain piggyback and demand registration rights and also have a liquidation preference of $2.50 per share and share in dividends paid on common stock.

NOTE 6.  STOCK OPTIONS

The Company has reserved 550,000 common shares for issuance under qualified and nonqualified stock options for its key employees and directors. The Company has also reserved 50,000 common shares for issuance under nonqualified options to various distributors, dealers, and consultants. Option prices are the fair market value of the stock at the time the option was granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors. Options expire ten years after the date of grant unless an earlier expiration date is set at the time of grant. Other pertinent information related to the plans is as follows:

                                               Number of Shares
                                  -----------------------------------------
                                    1995             1994            1993
                                  -----------------------------------------
Under option, beginning of year   179,000           304,000        351,000
Granted                           312,000            20,000              -
Terminated and canceled           (33,000)         (145,000)       (25,000)
Exercised                          (5,666)                -        (22,000)
                                  -----------------------------------------
Under option, end of year         452,334           179,000        304,000
                                  -----------------------------------------
                                  -----------------------------------------

Exercisable, end of year          193,000            72,500         87,750



                                                Price Ranges
                                  -----------------------------------------
                                    1995           1994            1993
---------------------------------------------------------------------------
Granted during the year           $3.50-3.81     $     3.63       $       -
Exercised during the year               3.63              -       3.00-3.50
Under option, end of year          3.13-5.75      3.13-7.25       3.00-7.25


Stock options for 45,000 shares were granted to non-employee directors during 1995. These options are subject to shareholder approval in 1996 of an amendment to the stock option plan

DATAKEY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 7.  MAJOR CUSTOMERS AND INTERNATIONAL SALES

MAJOR CUSTOMERS: Net sales for the years ended December 31, 1995, 1994, and 1993, include sales to the following major customers.

                                          Amount of Net Sales              Trade Receivables Balance
                             ----------------------------------------     --------------------------
                                1995             1994           1993           1995           1994
---------------------------------------------------------------------
U.S. government agencies     $  993,000      $1,146,000     $3,108,000     $ 192,000      $ 223,000
Customer A                    2,158,000         781,000        702,000        94,000        152,000
Customer B                      563,000         627,000        142,000             -        301,000
Customer C                      530,000         603,000        524,000        98,000         54,000
                             -----------------------------------------------------------------------
                             $4,244,000      $3,157,000     $4,476,000     $ 384,000      $ 730,000
                             -----------------------------------------------------------------------
                             -----------------------------------------------------------------------


INTERNATIONAL SALES: Export sales to international customers for the years ended December 31, 1995, 1994, and 1993, were $1,907,000, $1,716,000, and
$1,125,000, respectively.

NOTE 8.  COMMITMENT

The Company leases its office and warehouse facilities under a noncancelable operating lease which expires June 1997. Total rent expense for each of the years ended December 31, 1995, 1994, and 1993, was $97,000.

Minimum annual cash commitments under this lease are as follows:

Year ending:
1996                                                            $114,000
1997                                                              59,000
