Form 10KSB40, Exhibit 13
period 1996-12-31
DATAKEY INC
filed 1997-03-28
CIK 704914

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations

The table below summarizes changes in selected operating indicators, showing certain income, cost and expense items as a percentage of total revenue for each of the past three years. Inflation has not been a significant factor in Datakey's operations to date.

                                 Percentage of Total Revenue
Year Ended December 31,            1996     1995     1994
                                 --------- ------- ---------
Revenue........................    100%      100%     100%

Cost and Expenses
Cost of goods sold.............     65%       67%      70%
Research and development.......     35        10       13
Marketing and sales............     20        15       17
General and administrative.....     18         9       10
                                 --------- -------- --------
   Total cost and expenses.....    138       101      110
Interest income................      6         5        5
                                 --------- -------- --------
Income (loss) before income
taxes..........................    (32)        4       (5)
Income taxes (benefit).........     (6)        2       (2)
                                 --------- -------- --------
Net income (loss)..............    (26)        2       (3)
                                 ========= ======== ========


Comparison of 1996 with 1995

Total Revenue: Total revenue was $6,558,000 in 1996, a decrease of 9 percent from $7,219,000 in 1995. Commercial sales were $5,669,000 or 86 percent of revenue with government sales representing $889,000 or 14 percent of revenue. The revenue decrease is primarily due to customer requested delays in commercial OEM product shipments during the second half of 1996 resulting from delays in shipments to their customers.

Gross margins: The gross profit margin increased to 35 percent in 1996 from 33 percent in 1995 in spite of a reduction in revenue which normally reduces the margin percentage. The improved margin percentage is primarily due to increases in product selling prices in excess of the increases in material and manufacturing costs.

Research and development: Research and development expenses increased 221 percent to $2,263,000 in 1996 from $704,000 in 1995 due to the Company's
significant  increase  in  product  development   activities  for  new  end-user
products.

Marketing and sales, General and administrative: Marketing and sales expense in 1996 increased 17 percent to $1,312,000 from $1,124,000 in 1995 due to an increase in product promotion expense for newly developed and in-development end-user products. General and administrative expenses increased 73 percent to $1,156,000 in 1996 from $670,000 in 1995 primarily due to an accrual for severance pay and benefits due the Company's former chief executive officer.

Interest income: Interest income decreased 6 percent to $361,000 in 1996 from $381,000 in 1995 due to a decline in the Company's investment in interest bearing investments.

Income tax expense (benefit): Income tax benefit for 1996 is $388,000 as compared to an income tax expense of $106,000 in 1995. The benefit is related to the 1996 loss before taxes of $2,094,000 for which the Company recorded a deferred tax asset of $325,000, and 1995 expense is related to the $282,000 income before taxes.

Comparison of 1995 with 1994

Total Revenue: Total revenue was $7,219,000 in 1995, an increase of 23 percent from $5,874,000 in 1994. The increase was principally due to a substantial increase in commercial revenue offset, in part, by a decline in government revenue. Commercial sales increased 33 percent to $6,205,000 in 1995 from $4,669,000 in 1994. Commercial sales as a percentage of total revenue was 86 percent in 1995 versus 79 percent in 1994. The increase in commercial sales was attributed to increased business with existing customers as well as sales, generally small initially, to several new customers. The decline in government revenue resulted from a discontinuation of US Government purchases of keys for the secure telephone program.

Gross margins: The gross profit margin on net sales increased to 33 percent in 1995 from 29 percent in 1994. This increase in gross profit percentage was achieved primarily by improvements in manufacturing productivity and the increase in revenue over which the fixed factory overhead is absorbed.

Research and development: Research and development expenses decreased 9 percent to $704,000 from $771,000 in 1994 and also decreased as a percentage of revenue to 10 percent in 1995 from 13 percent in 1994. The decrease in 1995 was primarily related to a reduction in travel and project supplies expense.

Marketing and sales, General and administrative: Marketing and sales expense increased 16 percent to $1,124,000 in 1995 from $971,000 in 1994. The 1995 increase was principally due to commissions payable on the higher level of revenue and an increase in travel and promotional expenses. Marketing and sales expense declined as a percentage of revenue to 15 percent in 1995 from 17 percent in 1994. General and administrative expenses increased 14 percent to $670,000 in 1995 from $590,000 in 1994. This increase was related to increased data processing support costs for a more complex computer system as well as general increases in a variety of administrative costs necessary to support the growth in the Company. General and administrative expenses as a percentage of revenue declined to 9 percent in 1995 from 10 percent in 1994.

Interest income: Interest income increased 34 percent to $381,000 in 1995 from $285,000 in 1994. The increase was due to an increased market interest rate for the Company's interest bearing investments as well as an increase in the average balance of these investments.

Liquidity and Capital Resources

The Company's operating activities used $489,000 of cash in 1996 and provided $938,000 of cash in 1995. The Company had a reduction of $834,000 in cash and held-to-maturity marketable debt securities in 1996 compared to an increase of $601,000 in 1995. The 1996 reduction in cash and marketable debt securities was primarily the result of a significant increase, totaling $1,747,000, in research and development and marketing expenses which was principally related to the Company's new product development activities. Trade receivables as of December 31, 1996, were $635,000 compared to $1,055,000 as of December 31, 1995. The reduction in trade receivables is due to a lower level of shipments in the fourth quarter of 1996 as compared to the fourth quarter of 1995. Inventory decreased $94,000 to $1,129,000 as of December 31, 1996, compared to $1,223,000 as of December 31, 1995. The lower 1996 inventory level reflects a reduction in the expected level of revenue during the fourth quarter of 1996 as well as improvements in inventory management. Accrued compensation expense increased by $349,000 primarily due to the accrual of severance pay and benefits due the Company's former chief executive officer. The Company invested $515,000 in the purchase of equipment and maintenance of licenses and patents in 1996 compared to $318,000 in 1995. The 1996 increase is primarily attributable to prepaid license fees related to licensed client and server software that will be bundled with the Company's information security systems. Cash, cash equivalents, and investment in held-to-maturity marketable debt securities as of December 31, 1996, were $6,133,000 as compared to $6,967,000 as of December 31, 1995.

   Datakey's balance continues to reflect a strong financial position with $6,737,000 in working capital and a current assets to current liabilities ratio of 6.6 to 1 as of December 31, 1996.

Outlook

The statements in this outlook section are based upon current expectations. These statements are forward looking and actual results may differ materially due to the risks, issues and uncertainties set forth below.

Revenue: Customer requested shipment delays experienced in the fourth quarter of 1996 are, based upon customer communications to us, expected to continue through the first one or two quarters of 1997 and will result in a reduction in OEM products revenue for the year as compared to 1996. New end-user products being developed for the information security marketplace are planned for sales introduction by mid-1997 and, based upon current expectations, are expected to result in material revenue during the second half of 1997. As with any new product line, revenue will depend on customer acceptance, the extent of which is difficult to assess at this time. If this revenue meets the Company's present expectations the total revenue in 1997 will exceed the 1996 level.

Gross margins: A gradual improvement in gross profit margins during 1997 is expected through selective price increases, effective material purchasing and improvements in manufacturing efficiency.

Research and development: The Company will continue to fund new product development activities at a higher level in 1997 than in 1996, and may also exceed the 1996 percentage of revenue unless revenue from these new products in the second half of 1997 is substantial.

Marketing and sales, General and administrative: Marketing and sales expenses are expected to increase by 30 to 40 percent in 1997 to support new product introductions and the expected increase in revenue, but will be about the same percent of revenue as in 1996 provided the revenue from new product sales materializes as expected. General and administrative expenses in 1997 are expected to increase only slightly from the 1996 level, exclusive of the 1996 severance pay accrual.

Interest income: Interest income is expected to decline in 1997 as the pany intends to use the proceeds from maturing investments to fund continuing product development and marketing activities to support the Company's planned introduction of advanced information security products.

Income tax benefit: The Company has recorded an income tax benefit and a corresponding deferred tax asset of $325,000 as of December 31, 1996 related to the estimated future tax benefit of the Company's net operating loss carryforward. Management believes it is more likely than not that the Company will realize income in the future from its existing OEM products business, as well as income from its new advanced information security products business that will allow the Company to utilize a portion of the net operating loss carryforward to reduce future taxable income. However, the net deferred tax asset could be increased or reduced in the future if management's estimates of taxable income during the carryforward period change.

Expected loss: For the reasons explained above the Company expects to report a loss in 1997. Although the Company expects to have new end-user products available for sale in the second half of 1997, the marketability of these products will not be known until at least late 1997. The extent of the Company's loss will depend directly on product availability and market acceptance.

Liquidity and capital resources: The Company plans to continue new product development and marketing activities during 1997 and expects to spend $4.5 to $5 million on these activities. Inventory levels are expected to increase in 1997 to support advanced information security products that are planned to be available for sale in the second half of the year. 1997 investments in equipment and maintenance of licenses and patents in 1997 are expected to be about 2 to 3 times the 1996 level of $515,000 primarily related to prepaid license fees for client and server software to be bundled with the Company's information security products. This spending will be funded by a reduction in the Company's marketable debt securities. The Company's working capital and investments are sufficient to fund its planned operations and continued development and promotional activities in 1997.

Issues and Uncertainties:

While management is optimistic about the companies long-term prospects, the following issues and uncertainties, as well as those discussed in the outlook section, should be considered in evaluating its growth outlook.

    Rapid technological change. Datakey's information security end-user products such as SignaSURE EDMTM and SignaSURE ESSTM will integrate hardware tokens with software that provide a much higher level of security than software implementations alone. There is a possibility that software-only solutions may overcome this deficiency in the future.

    Customer Acceptance. While Datakey performs market research and beta testing to determine the viability of its new products, actual user acceptance will ultimately dictate the success of the marketing and sales efforts of new products such as SignaSURE EDM and ESS. Although the company believes that the decision to fund these new products is correct, there are no assurances that the investments already made and additional investments planned for 1997 will result in a financial return.

    Product delivery schedules. Delays in the release of new products will cause operational inefficiencies, increased development costs and reduced revenues.

    Price competition. While Datakey believes that its strategy of providing token-based product solutions at a price that is competitive with software-only products is attainable, there are no assurances that competitive pressures will not force the company to accept reduced margins to compete in the future. Large companies have recognized the need for information security and could enter this market as competitors with much greater financial resources. A portion of the new end-user products' cost is royalties and license fees which would need to be re-negotiated in order to maintain acceptable profit margins.

    Integrated  information  security  products.   Although  the  Company's  new
products will operate seamlessly with popular application programs, new application programs that integrate information security into their product could erode the future market for these Datakey products.

    Marketing and sales. The future revenue of Datakey end-user systems is dependent on the success of a new and untested marketing and direct sales organization.

     Need for information security. Although corporate utilization of the Internet and internal intranets dictate a need for information security, there are no assurances that other, more secure information transmission media may not become available in the future that would preclude the need for the type of information security provided by the Company's products.

                       INDEPENDENT AUDITOR'S REPORT


To the Stockholders
Datakey, Inc.

We have audited the accompanying consolidated balance sheets of Datakey, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Datakey, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                               McGLADREY & PULLEN, LLP
                                               /s/ McGladrey & Pullen, LLP


Minneapolis, Minnesota
February 5, 1997

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995

ASSETS                                                                               1996               1995
--------------------------------------------------------------------------------------------------------------------
Current Assets
     Cash and cash equivalents                                                 $        140,030   $         713,230
     Investment in held-to-maturity securities (Note 2)                               5,993,228           6,253,984
     Trade receivables, less allowance for doubtful accounts of
         $45,000 in 1996 and $34,300 in 1995 (Note 7)                                   634,538           1,055,075
     Inventories (Note 3)                                                             1,128,907           1,222,938
     Deferred taxes (Note 4)                                                                  -             109,000
     Prepaid expenses and other                                                          46,962              52,177
     Refundable income taxes                                                                  -              46,642
                                                                               -------------------------------------
                   Total current assets                                               7,943,665           9,453,046
                                                                               -------------------------------------

Other Assets
     Deferred taxes (Note 4)                                                            325,000                   -
     Licenses and patents, less amortization--1996 $105,531;
         1995 $118,702 (Note 8)                                                         228,986             158,264
Noncompete agreement, less amortization--1995 $123,750                                        -              41,250
                                                                               -------------------------------------
                                                                                        553,986             199,514
                                                                               -------------------------------------

Equipment and Leasehold Improvements, at cost
     Production tooling                                                               1,179,021           1,109,524
     Equipment                                                                        2,561,659           2,358,938
     Furniture and fixtures                                                             267,482             211,822
     Leasehold improvements                                                             234,452             211,761
                                                                               -------------------------------------
                                                                                      4,242,614           3,892,045

     Less accumulated depreciation                                                    2,840,909           2,366,660
                                                                               -------------------------------------
                                                                                      1,401,705           1,525,385
                                                                               -------------------------------------
                                                                               $      9,899,356   $      11,177,945
                                                                               =====================================

See Notes to Consolidated Financial Statements.



LIABILITIES AND STOCKHOLDERS' EQUITY                                                 1996               1995
--------------------------------------------------------------------------------------------------------------------
Current Liabilities
     Accounts payable                                                          $        559,280   $         509,683
     Accrued expenses:
         Compensation (Note 9)                                                          538,664             189,980
         Other                                                                          108,885             108,692
                                                                               -------------------------------------
                   Total current liabilities                                          1,206,829             808,355
                                                                               -------------------------------------



Deferred Taxes (Note 4)                                                                       -             158,000
                                                                               -------------------------------------



Commitments (Notes 5 and 8)



Stockholders' Equity (Notes 5 and 6)
     Convertible preferred stock, voting, stated value $2.50 per share; authorized 400,000 shares; issued and outstanding
         150,000 shares                                                                 375,000             375,000
     Common stock, par value $0.05 per share; authorized
         10,000,000 shares; issued and outstanding 2,882,069 shares
         in 1996 and 2,835,236 shares in 1995                                           144,103             141,762
     Additional paid-in capital                                                       4,070,815           3,885,887
     Retained earnings                                                                4,102,609           5,808,941
                                                                               -------------------------------------
                                                                                      8,692,527          10,211,590
                                                                               -------------------------------------
                                                                               $      9,899,356   $      11,177,945
                                                                               =====================================

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 1996, 1995, and 1994

                                                                 1996                1995               1994
--------------------------------------------------------------------------------------------------------------------
Net sales (Note 7)                                         $       6,558,025   $      7,219,308   $       5,873,508
                                                           ---------------------------------------------------------

Costs and expenses:
     Cost of goods sold                                            4,282,062          4,821,516           4,111,131
     Research and development                                      2,262,920            703,816             771,230
     Marketing and sales                                           1,311,663          1,123,781             970,782
     General and administrative                                    1,156,270            669,954             590,078
                                                           ---------------------------------------------------------
                   Total costs and expenses                        9,012,915          7,319,067           6,443,221
                                                           ---------------------------------------------------------

                   Operating loss                                 (2,454,890)           (99,759)           (569,713)

Interest income                                                      360,558            381,385             284,693
                                                           ---------------------------------------------------------
                   Income (loss) before income taxes              (2,094,332)           281,626            (285,020)

Income tax expense (benefit) (Note 4)                               (388,000)           106,000            (112,000)
                                                           ---------------------------------------------------------
                   Net income (loss)                       $      (1,706,332)  $        175,626   $        (173,020)
                                                           =========================================================

Net income (loss) per common share                         $            (.60)  $            .06   $            (.06)

Weighted average number of common shares and
     common equivalent shares outstanding                          2,861,498          3,006,352           2,829,236

See Notes to Consolidated Financial Statements.

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1996, 1995, and 1994


                                           Convertible Preferred Stock     Common Stock
                                         ------------------------------------------------------
                                            Shares         Amount         Shares       Amount
--------------------------------------------------------------------------------------------------
Balance, December 31, 1993                    150,500     $   376,250    2,829,070   $  141,454
     Conversion of preferred stock               (500)         (1,250)         500           25
     Net loss                                       -               -            -            -
                                         ----------------------------  ---------------------------
Balance, December 31, 1994                    150,000         375,000    2,829,570      141,479
     Issuance of common stock under
           stock options (Note 6)                   -               -        5,666          283
     Net income                                     -               -            -            -
                                         ----------------------------  ---------------------------
Balance, December 31, 1995                    150,000         375,000    2,835,236      141,762
     Issuance of common stock under
           stock options (Note 6)                   -               -       46,833        2,341
     Net loss                                       -               -            -            -
                                         ----------------------------  ---------------------------
Balance, December 31, 1996                    150,000     $   375,000    2,882,069   $  144,103
                                         ============================  ===========================

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (continued)

                                          Additional
                                           Paid-In           Retained
                                           Capital           Earnings             Total
------------------------------------------------------------------------------------------
Balance, December 31, 1993               $3,864,406      $   5,806,335       $ 10,188,445
     Conversion of preferred stock            1,225                  -                  -
     Net loss                                     -           (173,020)          (173,020)
                                        --------------------------------------------------
Balance, December 31, 1994                3,865,631          5,633,315         10,015,425
     Issuance of common stock under
           stock options (Note 6)            20,256                  -             20,539
     Net income                                   -            175,626            175,626
                                        --------------------------------------------------
Balance, December 31, 1995                3,885,887          5,808,941         10,211,590
     Issuance of common stock under
           stock options (Note 6)           184,928                  -            187,269
     Net loss                                     -         (1,706,332)        (1,706,332)
                                        --------------------------------------------------
Balance, December 31, 1996               $4,070,815      $   4,102,609       $  8,692,527
                                        ==================================================

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1996, 1995, and 1994


                                                                 1996                1995               1994
--------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
     Net income (loss)                                     $      (1,706,332)  $        175,626   $        (173,020)
     Adjustments to reconcile net income (loss) to net
         cash provided by (used in) operating activities:
         Depreciation                                                475,475            461,378             402,394
         Amortization                                                134,041            133,253              82,549
         Change in accrued interest on investment
            securities                                                16,962            (44,399)            (96,689)
         Deferred taxes                                             (374,000)           114,000              18,500
         Changes in assets and liabilities:
            Trade receivables                                        420,537            135,818             133,964
            Inventories                                               94,031            126,047            (639,068)
            Accounts payable                                          49,597           (249,193)             63,488
            Other                                                    400,734             85,049            (107,972)
                                                           ---------------------------------------------------------
                   Net cash provided by (used in)
                       operating activities                         (488,955)           937,579            (315,854)
                                                           ---------------------------------------------------------

Cash Flows From Investing Activities
     Purchase of equipment                                          (351,795)          (262,892)           (574,752)
     Purchase of held-to-maturity securities                      (5,829,941)        (6,073,735)         (8,313,568)
     Proceeds from maturity of held-to-maturity
         securities                                                6,073,735          5,974,726           6,806,795
     License and patent costs                                       (163,513)           (55,526)            (92,882)
                                                           ---------------------------------------------------------
                   Net cash provided by (used in)
                       investing activities                         (271,514)          (417,427)         (2,174,407)
                                                           ---------------------------------------------------------

                                                    (Continued)

DATAKEY, INC. AND SUBSIDIARY

Years Ended December 31, 1996, 1995, and 1994


                                                                 1996                1995               1994
--------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
     Net proceeds from issuance of common stock                      187,269             20,539                   -
     Payments on non-compete obligation                                    -            (82,500)            (82,500)
                                                           ---------------------------------------------------------
                   Net cash provided by (used in)
                       financing activities                          187,269            (61,961)            (82,500)
                                                           ---------------------------------------------------------

                   Increase (decrease) in cash and
                       cash equivalents                             (573,200)           458,191          (2,572,761)

Cash and Cash Equivalents
     Beginning                                                       713,230            255,039           2,827,800
                                                           ---------------------------------------------------------
     Ending                                                $         140,030   $        713,230   $         255,039
                                                           =========================================================

Supplemental Disclosures of Cash Flow Information
     Net cash refunds of income taxes                      $          75,112   $         63,038   $         136,603
                                                           =========================================================

Supplementary Schedule of Noncash Investing and
     Financing Activities
     Obligation recorded under non-compete
         agreement                                         $               -   $              -   $         165,000
                                                           =========================================================

See Notes to Consolidated Financial Statements.

DATAKEY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Nature of Business and Significant Accounting Policies

Nature of business: Datakey, Inc. is an international supplier of electronic products and services. The Company designs, manufactures, and markets products, subsystems, and systems solutions to record, store, and transmit electronic information. The Company is developing products and systems directed to the information security market which will enable user identification and authentication, secure data exchange, and information validation. The Company also provides OEM products, consisting of proprietary memory keys, cards, and other custom-shaped tokens, that serve as a convenient way to carry electronic information and are packaged to survive in portable environments. The Company's practice is to grant credit on an unsecured basis to customers who meet certain financial criteria.

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

Investment in debt securities: The Company has investments in debt securities consisting of obligations of the U. S. government with maturities of 12 months or less. Since the Company intends to hold the debt securities to their maturities, the investment in debt securities has been classified as held-to-maturity and is recorded at amortized cost.

Fair value of financial instruments: The Company's financial instruments consist of cash and cash equivalents, marketable securities, and short-term trade receivables and payables for which current carrying amounts approximate fair market value.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Depreciation: Depreciation of equipment and leasehold improvements is computed on the straight-line and accelerated methods over the following estimated useful lives:

                                                                  Years
-------------------------------------------------------------------------------
Production tooling                                                 2-5
Equipment                                                          5-7
Furniture and fixtures                                              7
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

Licenses and patents: Licenses and patents are stated at cost and are being amortized using the straight-line method over their economic useful lives which has been estimated to be five years. The cost of the license agreement discussed in Note 8 will be amortized to cost of goods sold as the products incorporating the licensed units are sold.

Noncompete agreement: During 1994, the Company's former president entered into a noncompete agreement with the Company payable over a one-year period. The agreement not to compete was for a period of two years and was amortized over that term using the straight-line method.

Revenue recognition: The Company records sales revenue upon shipment to the customer.

Research and development: Research and development costs are charged to expense as incurred.

Net income (loss) per common share: In 1995, net income per common share and common equivalent share was based on the weighted-average number of common shares outstanding during the year, adjusted for the conversion of the preferred shares into common shares, and the use of the treasury stock method to include the effect of the exercise of all stock options having exercise prices less than the average market price of common stock. In 1996 and 1994, the net loss per common share was based on the weighted-average number of common shares outstanding.

There was no material difference between primary and fully diluted net income per share in 1995.

Note 2.  Investment in Held-to-Maturity Securities

The following is a summary of the Company's investment in held-to-maturity securities as of December 31, 1996 and 1995:

                                                               Gross           Gross
                                             Amortized       Unrealized      Unrealized         Fair
                                                Cost           Gains           Losses          Value
------------------------------------------ --------------- --------------- --------------- ---------------
U. S. government securities:
1996                                       $5,993,228      $    465        $  6,445        $5,987,248
1995                                        6,253,984         8,713             743         6,261,954


All securities are due within one year and all investment earnings represent interest income on the above securities and previously held debt securities.

Note 3.  Inventories

Inventories consist of the following components as of December 31, 1996 and 1995:

                                        1996            1995
--------------------------------- --------------   ------------------
Raw materials                     $      754,629   $    822,035
Work in process                           87,453        127,567
Finished goods                           286,825        273,336
                                    ------------   ------------
                                  $    1,128,907   $  1,222,938
                                    ============   ============


Note 4.  Income Taxes

The income tax expense (benefit), consists of the following:

                                           1996           1995          1994
------------------------------------- -------------   -----------   -----------
Currently payable (refundable):
Federal                               $    (15,000)   $    (9,000)  $(131,500)
State                                        1,000          1,000       1,000
Deferred                                  (374,000)       114,000      18,500
                                      -------------   -----------   -----------
                                      $   (388,000)   $   106,000   $(112,000)
                                      =============   ===========   ===========

The income tax expense (benefit) is different from that which would be computed by applying the U. S. federal income tax rate (35 percent) to pretax income
(loss) as follows:

                                                        1996           1995           1994
-------------------------------------------------    ----------     ----------    -----------
Computed "expected" federal tax expense
  (benefit) at statutory rates                       $ (733,000)    $   99,000    $  (100,000)
Effect of graduated tax rates                            21,000         (3,000)         3,000
Effect of net operating loss carryforward, with
  no current benefit                                    338,000            -               -
State income taxes, net of federal benefit                1,000          1,000          1,000
Nontaxable municipal bond interest income                    -             -          (11,000)
Other                                                   (15,000)         9,000         (5,000)
                                                     -----------    ----------    -----------
Actual tax expense (benefit)                         $ (388,000)    $  106,000    $  (112,000)
                                                     -----------    ----------    -----------


Net deferred tax assets (liabilities) consist of the following components as of December 31, 1996 and 1995:

                                               1996         1995
                                             --------     --------
Deferred tax assets:
Allowance for doubtful accounts             $  16,000    $  12,000
Inventory                                      86,000       59,000
Warranty reserve                               18,000       13,000
Compensation and benefits                     134,000       13,000
Net operating loss carryforward               698,000          -
Other                                             -         12,000
                                             --------     --------
Total gross deferred tax assets               952,000      109,000
Valuation allowance                          (455,000)         -
                                             --------     --------
Net deferred tax assets                       497,000      109,000

Deferred tax liability:
Depreciation                                 (172,000)    (158,000)
                                             --------     --------
Net deferred tax asset (liability)          $ 325,000    $ (49,000)
                                             ========     ========


Realization of deferred tax assets associated with the net operating loss carryforward is dependent upon the generation of sufficient future taxable income prior to the expiration of the loss carryforwards. Management has established a valuation allowance against a portion of the deferred tax asset in recognition of the risk that part of the loss carryforward may not be realized. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that they will be realized through future taxable income. However, the net deferred tax asset could be increased or reduced in the future if management's estimates of taxable income during the carryforward period change.

At December 31, 1996, the Company's net operating loss is approximately $1,850,000 and expires in the year 2011.

Note 5.  Preferred Stock

The preferred shares are convertible at the rate of one share of common stock for each share of preferred stock, subject to certain antidilution adjustments. Conversion is mandatory in the event of certain future public offerings of corporate stock. The holders of the preferred stock have certain piggyback and demand registration rights, have a liquidation preference of $2.50 per share, and share in dividends paid on common stock.

Note 6.  Stock Options

The Company has reserved 800,000 common shares for issuance under qualified and nonqualified stock options for its key employees and directors. The Company has also reserved 50,000 common shares for issuance under nonqualified options to various distributors, dealers, and consultants. Option prices are the fair market value of the stock at the time the option was granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors. Options expire ten years after the date of grant unless an earlier expiration date is set at the time of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have changed to the pro forma amounts indicated below:

                                                    1996             1995
----------------------------------------------- -------------  ---------------
Net income (loss), as reported                  $ (1,706,332)  $    175,626
Net income (loss), pro forma                      (1,844,604)       112,348
Net income (loss), per share, as reported              (0.60)           .06
Net income (loss), per share, pro forma                (0.64)           .04


The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions used for grants in 1996 and 1995:

                                                     1996            1995
----------------------------------------------- --------------  --------------
Expected dividend yield                                -               -
Expected stock price volatility                     48.39%             32.76%
Risk-free interest rate                              5.87%              6.71%
Expected life of options                           3 years            3 years

The pro forma effect on net loss or net income in 1996 and 1995 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Additional information relating to all outstanding options as of December 31, 1996, 1995, and 1994 is as follows:

                                       1996                      1995               1994
                             ------------------------  -----------------------  -----------
                                            Weighted-                Weighted-
                                            Average                  Average
                                            Exercise                 Exercise
                                Shares       Price        Shares      Price        Shares
---------------------------- -----------  ----------  ------------- ----------  -----------
Options outstanding at
  beginning of  year             452,334  $    4.16      179,000    $    5.17       304,000
Options exercised                (46,833)      4.00       (5,666)        3.63          -
Options expired                  (27,334)      3.73      (33,000)        4.66      (145,000)
Options granted                  139,000       4.80      312,000         3.62        20,000
                                --------  ---------    ---------    ---------   -----------
Options outstanding at end
  of year                        517,167  $    4.37      452,334    $    4.16       179,000
                                ========  =========    =========    =========   ===========

Weighted-average fair value
  of options, granted during
  the year                        $ 1.29                 $ 1.15


The following table summarizes information about stock options outstanding at December 31, 1996:

                                                Options Outstanding          Options Exercisable
                                            ----------------------------  ---------------------------
                                              Weighted-
                                               Average
                                Number        Remaining     Weighted-        Number      Weighted-
  Range of                    Outstanding    Contractual     Average      Exercisable     Average
  Exercise                        at            Life         Exercise          at         Exercise
   Prices                    December 31,      (Years)        Price       December 31,     Price
                                 1996                                         1996
-------------- ------------- -------------- -------------- -------------  ------------- -------------
$3.00 - $4.44                    322,167           8.8     $    3.62         156,337    $    3.58
$5.00 - $5.75                    180,000           6.8          5.45          90,000         5.63
$7.25 - $8.00                     15,000          10.0          7.50          12,500         7.40
--------------                ----------  -------------    ------------     --------    ---------
$3.00 - $8.00                    517,167           8.2     $    4.37         258,837    $    4.48
--------------                ==========  =============    ============     ========    =========

Note 7.  Major Customers and International Sales

Major customers: Net sales for 1996, 1995, and 1994 include sales to the following major customers.

                                          Amount of Net Sales          Trade Receivables Balance
                               -------------------------------------   ------------------------
                                  1996         1995        1994           1996        1995
------------------------------  ----------  -----------  -----------   ----------   ----------
U.S. government agencies       $  889,000  $   993,000  $ 1,146,000   $  103,000   $  192,000
Customer A                      1,161,000    2,158,000      781,000      104,000       94,000
Customer B                        376,000      563,000      627,000          -           -
Customer C                        471,000      530,000      603,000       14,000       98,000
                               ----------  -----------  -----------   ----------   ----------
                              $ 2,897,000  $ 4,244,000  $ 3,157,000   $  221,000   $  384,000
                               ==========  ===========  ===========   ==========   ==========



International sales: Export sales to international customers for 1996, 1995, and 1994 were $1,906,000, $1,907,000, and $1,716,000, respectively.

Note 8.  Commitments

Lease: The Company leases its office and warehouse facilities under a noncancelable operating lease which expires June 1999. Total rent expense for 1996, 1995, and 1994 was $97,000. Minimum annual cash commitments under this lease are approximately $124,000, $131,000, and $67,000 for 1997, 1998, and
1999, respectively.

License agreement: As of December 31, 1996, the Company had paid $110,000 as the first payment for a license agreement for the use of certain products. Upon the successful delivery of a beta version of the product by April 1997, the Company will be required to make additional nonrefundable quarterly payments totaling $768,000 through October 1998.

Note 9.  Fourth Quarter 1996 Operating Results

The Company recorded a pretax loss of $1,356,000 in the 1996 fourth quarter compared to pretax losses totaling $738,000 in the first three quarters of 1996. The fourth quarter 1996 loss is due in part to lower than expected revenues which were primarily due to reduced sales to the Company's OEM customers. The Company also continued to increase its level of spending on research and development and marketing for its new information security products and systems. Fourth quarter expenditures for research and development and marketing totaled $1,213,000 compared to $2,361,000 for the first three quarters of 1996. In addition, the Company accrued a $332,000 charge in the fourth quarter of 1996 relating to severance costs to be paid to the Company's former president and chief executive officer who resigned in December 1996.