Form 10KSB40, Exhibit 13
period 1997-12-31
DATAKEY INC
filed 1998-03-26
CIK 704914

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Results of Operations
The table below summarizes changes in selected operating indicators, showing certain income, cost and expense items as a percentage of total revenue for each of the past three years. Inflation has not been a significant factor in Datakey's operations to date.

                                 Percentage of Total Revenue
Year Ended December 31,           1997      1996     1995
                                 -------- --------- --------
Revenue........................    100%      100%     100%

Cost and Expenses
Cost of goods sold.............     73%       65%      67%
Research and development.......     53        35       10
Marketing and sales............     29        20       15
General and administrative.....     12        18        9
                                 -------- --------- --------
   Total cost and expenses.....    167       138      101
Interest income................      2         6        5
Income (loss) before income
taxes..........................    (65)      (32)       4
Income taxes (benefit).........      5        (6)       2
                                 -------- --------- --------
Net income (loss)..............    (70)      (26)       2
                                 -------- --------- --------


Comparison of 1997 with 1996

Total Revenue: Total revenue was $5,977,000 in 1997, a decrease of 9 percent from $6,558,000 in 1996. The revenue decrease is primarily due to customer requested delays in major electronic products customer shipments during the second half of 1997 resulting from delays, cancellation, or non-renewal of orders from their customers. The Company anticipates that sales of electronic products will continue to decrease in 1998. Its future growth will depend primarily on the market acceptance of new end-user products introduced to the information security marketplace.

Gross margins: The gross profit margin decreased to 27 percent in 1997 from 35 percent in 1996 primarily as a result of lower revenue, product costs associated with zero charge evaluation units to customers, and increases in reserves for inventory obsolescence.

Research and development: Research and development expenses increased 41 percent to $3,186,000 in 1997 from $2,263,000 in 1996 due to the Company's significant increase in product development activities for token-based information security systems.

Marketing and sales, General and administrative: Marketing and sales expense in 1997 increased 31 percent to $1,716,000 from $1,312,000 in 1996 due to a planned increase in product promotion expense to achieve market introduction of the new token-based information security systems.
   General and administrative expenses decreased 38 percent to $713,000 in 1997 from $1,156,000 in 1996 primarily due to an accrual in 1996 for severance pay and benefits due the Company's former chief executive officer.

Interest income: Interest income decreased 53 percent to $170,000 in 1997 from $361,000 in 1996 due to a decline in the Company's investment in interest bearing investments.

Income tax expense (benefit): The Company recorded an income tax expense of $325,000 in 1997 as compared to an income tax benefit of $388,000 in 1996. As a result of the net operating loss carryover in excess of $5,000,000 at December 31, 1997, the Company determined that the realization of the future tax benefit of the operating losses for tax purposes was uncertain and, accordingly, the deferred tax asset of $325,000 recorded at December 31, 1996, was entirely reserved and charged to expense in 1997.

Comparison of 1996 with 1995

Total Revenue: Total revenue was $6,558,000 in 1996, a decrease of 9 percent from $7,219,000 in 1995. The revenue decrease was primarily due to customer requested delays in commercial OEM product shipments during the second half of 1996 resulting from delays in shipments to their customers.

Gross margins: The gross profit margin increased to 35 percent in 1996 from 33 percent in 1995 in spite of a reduction in revenue which normally reduces the margin percentage. The improved margin percentage was primarily due to increases in product selling prices in excess of the increases in material and manufacturing costs.

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

Income tax expense (benefit): Income tax benefit for 1996 was $388,000 as compared to an income tax expense of $106,000 in 1995. The benefit is related to the 1996 loss before taxes of $2,094,000 for which the Company recorded a deferred tax asset of $325,000, and 1995 expense is related to the $282,000 income before taxes.

Liquidity and Capital Resources

The Company had a reduction of $4,828,000 in cash and held-to-maturity marketable debt securities in 1997 compared to a reduction of $834,000 in 1996. The 1997 reduction in cash and marketable debt securities resulted primarily from significant expenditures, totaling $4,902,000, in research and development and marketing expenses principally related to the Company's new product development activities. Inventory decreased $46,000 to $1,083,000 as of December 31, 1997, compared to $1,129,000 as of December 31, 1996. Accrued compensation expense decreased by $129,000 primarily due to the payment of severance pay and benefits due the Company's former chief executive officer. The Company invested $822,000 in the purchase of equipment and maintenance of licenses and patents in 1997, compared to $515,000 in 1996. The 1997 increase is primarily attributable to prepaid license fees related to licensed software that will be bundled with the Company's information security systems and purchase of automated equipment to improve factory efficiency. Cash, cash equivalents, and investment in held-to-maturity marketable debt securities as of December 31, 1997, totaled $1,305,000 as compared to $6,133,000 as of December 31, 1996. See "Outlook".
   Datakey's balance sheet reflects $1,951,000 in working capital and a current assets to current liabilities ratio of 2.7 to 1 as of December 31, 1997.

Outlook

Certain statements in the following Outlook section and in other parts of this Annual Report are forward looking and are based upon current expectations. These statements are forward looking and actual results may differ materially due to risks and uncertainties, including those set forth below.

Revenue: Shipment delays experienced in the second half of 1997 are expected to continue through the first half of 1998 and likely will result in a reduction in electronic products revenue for the year as compared to 1997. New end-user products being introduced to the information security marketplace are expected to result in significant revenue during the second half of 1998. If this revenue meets the Company's present expectations, the total revenue from the new products could exceed the revenue from the electronic products group.

Gross margins: A gradual improvement in gross profit margins during 1998 is expected through selective price increases, effective material purchasing, an increase in revenue without an attendant increase in factory overhead and improvements in manufacturing efficiency.

Research and development: The Company will continue to fund new product development activities in 1998 but at about 45 percent less than in 1997.

Marketing and sales, General and administrative: Marketing and sales expenses are expected to increase about 40 percent in 1998 to support new product introductions and the expected increase in revenue, but will be about the same percent of revenue provided revenue from new product sales materializes as expected. General and administrative expenses in 1998 are expected to increase slightly from the 1997 level.

Interest income (expense): Interest income is expected to decline materially in early 1998 as the Company intends to use cash and cash equivalents to fund continuing product development and marketing activities to support the Company's entry into advanced information security products. Beginning in the second or third quarter the Company expects to borrow money and begin incurring interest expense under the recently arranged bank line of credit.

Income tax expense (benefit): As a result of a net operating loss carry-forward, the Company does not expect to record an income tax benefit or expense during 1998.

Expected first half loss: The Company expects to report a loss in the first half of 1998 but may return to profitability by the end of 1998 if revenue from the new product line materializes as expected.

Liquidity and capital resources: The Company plans to continue new product development in 1998 at a lower level than in 1997 and marketing activities will continue at an increased level during 1998. The Company expects to spend $4,000,000 to $4,500,000 on these activities. Inventory levels are expected to increase slightly in 1998 to support advanced information security products as well as electronic products. 1998 investments in equipment and maintenance of licenses and patents are expected to return to a level of $500,000 to $550,000. The Company believes its working capital and cash equivalent investments together with its bank line of credit are sufficient to fund its planned operations and continued development and promotional activities during 1998, provided that the revenue from new products materialize as expected. The bank line is scheduled to expire in May 1998, but the Company expects to be able to renew it for another year. The Board of Directors believes the prudent course of action is for the Company to seek additional debt or equity financing, and the Company is currently discussing financing options with several local broker-dealers.

Risks and Uncertainties

   Rapid technological change: Datakey's information security end-user products such as SignaSURE CIP and SignaSURE ESS will integrate hardware tokens with software that provides a much higher level of security than software implementations alone. There is a possibility that software-only solutions may overcome this deficiency in the future.
   Customer acceptance: While Datakey performs market research and beta testing to determine the viability of its new products, actual user acceptance will ultimately dictate the success of the marketing and sales efforts of new products such as SignaSURE CIP and ESS. Although the Company believes that the decision to fund these new products is correct, there are no assurances that investments already made and additional investments planned for 1998 will result in a financial return.
   Product delivery schedules: Delays in the release of new products will cause operational inefficiencies, increased development costs and reduced revenues.
   Price competition: While Datakey believes that its strategy of providing token-based product solutions at a price that is competitive with software-only products is attainable, there are no assurances that competitive pressures will not force the Company to accept reduced margins to compete in the future. Large companies with significantly greater resources have recognized the need for information security and could enter this market as competitors with much greater financial resources. A portion of the new end-user products' cost consists of royalties and license fees which would need to be re-negotiated in order to maintain acceptable profit margins.
   Integrated information security products: Although the Company's new products will operate seamlessly with popular application programs, new application programs that integrate information security into their product could erode the future market for these Datakey products.
   Marketing and sales: The future revenue of Datakey end-user systems is dependent on the success of a new and untested marketing and direct sales organization.
   Need for information security: Corporate utilization of the Internet and internal intranets dictate a need for information security, but there are no assurances that other, more secure information transmission media may not become available in the future that would preclude the need for the type of information security provided by the Company's products.
   Financing: There is no assurance that the Company's current negotiations with broker-dealers will lead to a financing on acceptable terms. Should there be a delay in new orders or if new product revenue does not materialize to the extent currently projected, the inability to obtain acceptable financing could jeopardize the Company's ability to maintain its current business operations.

Other Matters

The Company has begun its analysis of the impact, if any, from the changeover of various computer systems during the year 2000. Based upon its internal analysis and results of questions posed to major software and service suppliers, the Company feels that year 2000 will have no significant financial or operational impact.