Form 10KSB40/A, Exhibit 13
period 1997-12-31
DATAKEY INC
filed 1998-04-29
CIK 704914

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

Liquidity and Capital Resources


The Company had a reduction of $4,828,000 in cash and held-to-maturity marketable debt securities in 1997 compared to a reduction of $834,000 in 1996. The 1997 reduction in cash and marketable debt securities resulted primarily from significant expenditures, totaling $4,902,000, in research and development and marketing expenses principally related to the Company's new product development activities. Inventory decreased $46,000 to $1,083,000 as of December 31, 1997, compared to $1,129,000 as of December 31, 1996. Accrued compensation expense decreased by $129,000 primarily due to the payment of severance pay and benefits due the Company's former chief executive officer. The Company invested $1,151,000 in the purchase of equipment and maintenance of licenses and patents in 1997, compared to $515,000 in 1996. The 1997 increase is primarily attributable to prepaid license fees related to licensed software that will be bundled with the Company's information security systems and purchase of automated equipment to improve factory efficiency. Cash, cash equivalents, and investment in held-to-maturity marketable debt securities as of December 31, 1997, totaled $1,305,000 as compared to $6,133,000 as of December 31, 1996. See "Outlook". Datakey's balance sheet reflects $1,951,000 in working capital and a current assets to current liabilities ratio of 2.7 to 1 as of December 31, 1997.

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