Form 10KSB, Exhibit 13
period 1998-12-31
DATAKEY INC
filed 1999-03-30
CIK 704914

INDEPENDENT AUDITOR'S REPORT



To the Stockholders
Datakey, Inc.
Burnsville, Minnesota


We have audited the accompanying consolidated balance sheets of Datakey, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Datakey, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



/s/ McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
February 5, 1999

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997

ASSETS (Note 3)                                                                      1998               1997
--------------------------------------------------------------------------------------------------------------------
Current Assets
     Cash and cash equivalents                                                 $         853,827  $       1,305,392
     Trade receivables, less allowance for doubtful accounts of
         $30,000 (Note 7)                                                                859,636            634,267
     Inventories (Note 2)                                                              1,007,948          1,082,737
     Prepaid expenses and other                                                           56,237             53,360
                                                                               -------------------------------------
                   Total current assets                                                2,777,648          3,075,756
                                                                               -------------------------------------


Other Assets
     Licenses and patents, less amortization--1998 $229,523;
1997 $181,801 (Note 8)                                                                   674,481          1,104,302
                                                                               -------------------------------------



Equipment and Leasehold Improvements, at cost
     Production tooling                                                                1,251,857          1,215,012
     Equipment                                                                         3,012,184          2,956,269
     Furniture and fixtures                                                              304,853            298,771
     Leasehold improvements                                                              286,916            281,956
                                                                               -------------------------------------
                                                                                       4,855,810          4,752,008

     Less accumulated depreciation                                                     3,771,659          3,278,760
                                                                               -------------------------------------
                                                                                       1,084,151          1,473,248
                                                                               -------------------------------------
Total Assets                                                                   $       4,536,280  $       5,653,306
                                                                               =====================================

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                                 1998               1997
--------------------------------------------------------------------------------------------------------------------
Current Liabilities
     Accounts payable                                                          $         435,873  $         184,103
     Accrued expenses:
         Compensation                                                                    162,509            410,055
         Other                                                                            66,364             91,774
     License obligation (Note 8)                                                               -            439,000
     Accrued dividends (Note 5)                                                           67,023                  -
                                                                               -------------------------------------
                   Total current liabilities                                             731,769          1,124,932
                                                                               -------------------------------------

Commitments and Contingencies (Notes 5, 8, and 9)

Stockholders' Equity (Notes 5 and 6)
     Convertible preferred stock, voting, liquidation value $2.50 per share; authorized 400,000 shares; issued and outstanding
         150,000 shares                                                                  375,000            375,000
     Series A convertible cumulative preferred stock, voting,
         8% cumulative, liquidation value $15.80 per share plus
         accrued dividends; authorized 150,000 shares; issued and
         outstanding 83,957 shares in 1998                                             1,326,519                  -
     Common stock, par value $0.05 per share; authorized 10,000,000 shares; issued and outstanding 3,045,704 shares in 1998
         and 2,887,235 shares in 1997                                                    152,285            144,361
     Additional paid-in capital                                                        4,793,665          4,089,283
Accumulated deficit                                                                   (2,842,958)           (80,270)
                                                                               -------------------------------------
                                                                                       3,804,511          4,528,374
                                                                               -------------------------------------
                                                                               $       4,536,280  $       5,653,306
                                                                               =====================================

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 1998 and 1997

                                                                                     1998               1997
--------------------------------------------------------------------------------------------------------------------
Net sales (Note 7)                                                             $       5,870,250  $       5,977,464
                                                                               -------------------------------------

Costs and expenses:
     Cost of goods sold                                                                3,681,124          4,389,367
     Research and development                                                          1,672,837          3,185,894
     Marketing and sales                                                               2,069,288          1,716,343
     General and administrative                                                          793,948            713,308
                                                                               -------------------------------------
                   Total costs and expenses                                            8,217,197         10,004,912
                                                                               -------------------------------------

                   Operating loss                                                     (2,346,947)        (4,027,448)

Interest income                                                                           57,572            169,569
                                                                               -------------------------------------
                   Loss before income taxes                                           (2,289,375)        (3,857,879)

Income tax expense (Note 4)                                                                    -            325,000
                                                                               -------------------------------------
                   Net loss                                                    $      (2,289,375) $      (4,182,879)
                                                                               =====================================

Net loss attributable to common stockholders:
     Net loss                                                                  $      (2,289,375) $      (4,182,879)
     Preferred stock beneficial conversion feature (Note 5)                             (395,000)                 -
     Preferred stock dividends (Note 5)                                                  (78,313)                 -
                                                                               -------------------------------------
                   Net loss attributable to common stockholders                $      (2,762,688) $      (4,182,879)
                                                                               =====================================

Basic and diluted loss per share                                                           (0.94)             (1.45)

Weighted average shares:
     Basic and diluted                                                                 2,931,465          2,886,641

See Notes to Consolidated Financial Statements.

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1998 and 1997

                                                                                                   Series A Cumulative
                                                                 Convertible Preferred Stock         Preferred Stock
                                                               ------------------------------------------------------------
                                                                   Shares          Amount          Shares      Amount
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                            150,000   $  375,000               -  $          -
     Issuance of common stock under stock options (Note 6)                  -            -               -             -
     Net loss                                                               -            -               -             -
                                                               ------------------------------------------------------------
Balance, December 31, 1997                                            150,000      375,000               -             -
     Issuance of common stock under stock options (Note 6)                  -            -               -             -
     Issuance of Series A preferred stock (net of
         offering expenses) (Note 5)                                        -            -         100,000     1,580,000
     Preferred stock beneficial conversion feature (Note 5)                 -            -               -             -
     Preferred stock dividends (Note 5)                                     -            -               -             -
     Conversion of Series A preferred stock, including
         accrued dividends, to common stock (Note 5)                        -            -         (16,043)     (253,481)
     Net loss                                                               -            -               -             -
                                                               ------------------------------------------------------------
Balance, December 31, 1998                                            150,000   $  375,000          83,957  $  1,326,519
                                                               ============================================================

See Notes to Consolidated Financial Statements.

                                                                                          Additional
                                                                    Common Stock            Paid-In    Accumulated
                                                               -----------------------
                                                                  Shares       Amount       Capital       Deficit        Total
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                       2,882,069  $  144,103   $ 4,070,815   $ 4,102,609   $ 8,692,527
     Issuance of common stock under stock options (Note 6)           5,166         258        18,468             -        18,726
     Net loss                                                            -           -             -    (4,182,879)   (4,182,879)
                                                               ------------------------------------------------------------------
Balance, December 31, 1997                                       2,887,235     144,361     4,089,283       (80,270)    4,528,374
     Issuance of common stock under stock options (Note 6)          62,500       3,125       230,105             -       233,230
     Issuance of Series A preferred stock (net of
         offering expenses) (Note 5)                                     -           -      (180,695)            -     1,399,305
     Preferred stock beneficial conversion feature (Note 5)              -           -       395,000      (395,000)            -
     Preferred stock dividends (Note 5)                                  -           -             -       (67,023)      (67,023)
     Conversion of Series A preferred stock, including
         accrued dividends, to common stock (Note 5)                95,969       4,799       259,972       (11,290)            -
     Net loss                                                            -           -             -    (2,289,375)   (2,289,375)
                                                               ------------------------------------------------------------------
Balance, December 31, 1998                                       3,045,704  $  152,285   $ 4,793,665   $(2,842,958)  $ 3,804,511
                                                               ==================================================================

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1998 and 1997

                                                                                               1998             1997
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
     Net loss                                                                             $   (2,289,375)  $    (4,182,879)
     Adjustments to reconcile net loss to net cash used in operating activities:
         Depreciation                                                                            515,391           515,593
         Amortization                                                                             47,722           127,723
         Interest on investment securities                                                             -           163,287
         Deferred taxes                                                                                -           325,000
         Changes in assets and liabilities:
            Trade receivables                                                                   (225,369)              271
            Inventories                                                                           74,789            46,170
            Accounts payable                                                                     251,770          (375,177)
            Other                                                                               (275,833)         (152,118)
                                                                                          ---------------------------------
                   Net cash used in operating activities                                      (1,900,905)       (3,532,130)
                                                                                          ---------------------------------

Cash Flows From Investing Activities
     Purchase of equipment                                                                      (126,294)         (587,136)
     Proceeds from maturity of held-to-maturity securities                                             -         5,829,941
     License and patent costs                                                                    (56,901)         (234,789)
                                                                                          ---------------------------------
                   Net cash provided by (used in) investing activities                          (183,195)        5,008,016
                                                                                          ---------------------------------

Cash Flows From Financing Activities
     Net proceeds from issuance of common stock                                                  233,230            18,726
     Net proceeds from issuance of preferred stock                                             1,399,305                 -
     Payment on license obligation                                                                     -          (329,250)
                                                                                          ---------------------------------
                   Net cash provided by (used in) financing activities                         1,632,535          (310,524)
                                                                                          ---------------------------------

                   Increase (decrease) in cash and cash equivalents                             (451,565)        1,165,362

Cash and Cash Equivalents
     Beginning                                                                                 1,305,392           140,030
                                                                                          ---------------------------------
     Ending                                                                               $      853,827   $     1,305,392
                                                                                          =================================

Supplemental Schedule of Noncash Investing and Financing Activities
     Increase (decrease) in liability for license obligation (Note 8)                     $     (439,000)  $       768,250
     Beneficial conversion feature (Note 5)                                                      395,000                 -
     Accrued dividends (Note 5)                                                                   67,023                 -
     Preferred stock dividend converted to common stock                                           11,290                 -
                                                                                          =================================

See Notes to Consolidated Financial Statements.

DATAKEY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------


Note 1.  Nature of Business and Significant Accounting Policies

Nature of business: Datakey, Inc. is an international supplier of electronic products and services. The Company provides product, subsystem, and system solutions to record, store, and transmit electronic information. The Company also provides products and systems directed to the information security market which enables user identification and authentication, secure data exchange, and information validation. The Company also provides electronic products, consisting of proprietary memory keys, cards, and other custom-shaped tokens, that serve as a convenient way to carry electronic information and are packaged to survive in portable environments.

Liquidity: The Company believes its working capital and cash equivalents together with its bank line of credit will be sufficient to fund its planned operations and continued development and promotional activities during 1999, provided that revenues from new products materialize as expected. The Company is, however, exploring its options to arrange additional equity financing to provide working capital. In addition, the Company expects the bank line of credit, which expires in May 1999, will be renewed for another year.

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

Cash and cash equivalents: For purposes of reporting in the statements of cash flows, the Company includes all cash accounts and all highly liquid debt instruments purchased with an original maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Licenses and patents: Licenses and patents are stated at cost. Patents are being amortized using the straight-line method over their economic useful lives which have been estimated to be five years. The costs of the license agreements are amortized to cost of goods sold as the products incorporating the licensed units are sold.

Accounting for long-lived assets: The Company periodically reviews the utilization of its licenses, patents, and other long-lived assets for impairment. To date, management has determined that no impairment in the value of these assets has occurred. Certain licenses with a carrying value totaling approximately $439,000 will expire in December 2000. If the Company's sales do not meet anticipated levels, an impairment charge relating to these licenses could be recognized in 1999 or 2000.

Note 1. Nature of Business and Significant Accounting Policies
(Continued)

Depreciation: Depreciation of equipment and leasehold improvements is computed on the straight-line and accelerated methods over the following estimated useful lives:

                                            Years

Production tooling                           2-5
Equipment                                    3-7
Furniture and fixtures                       7
Leasehold improvements                       Life of lease


Warranty costs: The Company provides for estimated normal warranty costs at the time of product sales to customers and for other costs associated with specific items at the time their existence and amounts are determinable.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue recognition: The Company records sales revenue upon shipment of product or providing services to the customer. The Company's practice is to grant credit on an unsecured basis to customers who meet certain financial criteria.

Research and development: Research and development costs are charged to expense as incurred.

Advertising: Expenditures for advertising costs are expensed as incurred.

Fair value of financial instruments: The Company's financial instruments consist of cash and cash equivalents and short-term trade receivables and payables for which current carrying amounts approximate fair value.

Loss per share: The Company computes basic and diluted net loss per share based upon the weighted- average number of common shares outstanding during each year. Preferred stock dividends and the beneficial conversion feature related to the Series A preferred stock (Note 5) are included in the net loss attributable to stockholders in calculating basic and diluted loss per share. Potential common shares such as options, warrants, and convertible preferred stock (as discussed in Note 6) were not included in the computation of diluted loss per common share as their effect is antidilutive.

Due to the losses in 1998 and 1997, basic and diluted loss per share were the same for each of these years.

Note 2. Inventories

Inventories consist of the following components as of December 31, 1998 and 1997:



                                     1998            1997
                                 --------------------------
Raw materials                    $  638,671      $  766,955
Work in process                      73,181          63,007
Finished goods                      296,096         252,775
                                 --------------------------
                                 $1,007,948      $1,082,737
                                 ==========================

Note 3. Line of Credit

The Company has available a $1,000,000 line of credit from a bank which bears interest at 1.25 percent above the prime rate (9 percent at December 31, 1998) and is secured by substantially all assets of the Company. The line of credit expires in May 1999 and is subject to annual renewal. There were no balances outstanding as of December 31, 1998 or 1997.

Note 4. Income Taxes

Income tax expense consists of the following:

                              December 31
                             1998      1997
                          --------------------
Currently payable         $    --    $    --
Deferred                       --      325,000
                          --------------------
                          $    --    $ 325,000
                          ====================


The income tax benefit is different from that which would be computed by applying the U.S. federal income tax rate (35 percent) to pretax loss as follows:

                                                                            December 31
                                                                       1998              1997
                                                                    -----------------------------
Computed "expected" federal tax benefit at statutory rates          $ (801,000)       $(1,350,000)
Effect of net operating loss, with no current benefit                  801,000          1,350,000
Change in valuation allowance                                             --              325,000
                                                                    -----------------------------
Actual tax expense                                                  $     --          $   325,000
                                                                    =============================

Deferred taxes consist of the following components as of December 31, 1998 and 1997:

                                                1998              1997
                                           -----------------------------
Deferred tax assets:
  Allowance for doubtful accounts          $    11,000       $    11,000
  Inventory                                    159,000           239,000
  Warranty reserve                              11,000            18,000
  Compensation and benefits                     26,000            89,000
  Net operating loss carryforward            2,981,000         1,940,000
  Research and development tax credit          172,000            68,000
                                           -----------------------------
Total gross deferred tax assets              3,360,000         2,365,000


Valuation allowance                         (3,244,000)       (2,206,000)
                                           -----------------------------
Net deferred tax assets                        116,000           159,000


Deferred tax liability:
  Depreciation                                (116,000)         (159,000)
                                           -----------------------------
Net deferred taxes                         $      --         $      --
                                           =============================


Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income. At December 31, 1996, the Company had established a valuation allowance against a portion of the net deferred tax assets in recognition of the risk that part of the loss carryforward may not be realized. During 1997 and 1998, management determined that sufficient uncertainty existed regarding the realizability of the balance of the net deferred tax assets, and accordingly, the Company increased the valuation allowance to entirely reserve the net deferred tax assets of the Company.

At December 31, 1998, the Company's net operating loss and tax credit carryforwards expire as follows:

                                                 Research and
                                                  Development
                          Operating Loss           Tax Credit
                           Carryforward           Carryforward
                          --------------         -------------
2011                        $1,850,000            $     --
2012                         3,540,000               113,000
2018                         2,560,000                59,000
                          --------------         -------------
                            $7,950,000            $  172,000
                          ==============         =============


The future use of federal net operating losses can be subject to annual limits in the event of ownership changes.

Note 5. Stockholders' Equity

Convertible preferred stock: The preferred stock is convertible at the rate of one share of common stock for each share of preferred stock, subject to certain antidilution adjustments. Conversion is mandatory in the event of certain future public offerings of corporate stock. The holders of the preferred stock have certain piggyback and demand registration rights, have a liquidation preference of $2.50 per share, and share in dividends paid on common stock.

Series A convertible cumulative preferred stock: In May 1998, the Company completed a $1.58 million convertible preferred stock offering which entitles the preferred stockholders, for a two-year period, to convert their investment into common shares at 80 percent of the average closing price (for a ten-day period prior to conversion) of the Company's common stock, with a maximum conversion price of $5.00 per share and a minimum conversion price of $2.75 per share. On the second anniversary of the stock offering, any remaining preferred stock is automatically converted to common stock using the same conversion terms. Because the preferred stock can be converted to common stock at a 20 percent discount to average market value, a "beneficial conversion feature," which was valued at $395,000, was recorded by the Company. The beneficial conversion feature did not require the Company to disburse any cash and was recorded by increasing both additional paid-in capital and accumulated deficit, with no effect on overall stockholders' equity.

The holders of the Series A convertible preferred stock are also entitled to receive dividends at the rate of 8 percent annually, which are payable at the option of the Company in cash or shares of the Company's common stock. Dividends are fully cumulative and are payable upon conversion of the Series A convertible preferred stock. The Company is accruing the dividends on a monthly basis. At December 31, 1998, accrued but unpaid dividends totaled $67,023. The holders of the Series A convertible preferred stock have a liquidation preference of $15.80 per share plus unpaid dividends.

Undesignated stock: The Company has 1,950,000 shares of undesignated capital stock.

Note 6. Stock Options and Warrants

Stock options: The Company has reserved 800,000 common shares for issuance under qualified and nonqualified stock options for its key employees and directors. The Company has also reserved 50,000 common shares for issuance under nonqualified options to various distributors, dealers, and consultants. Option prices are the fair market value of the stock at the time the option was granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors. Options expire ten years after the date of grant unless an earlier expiration date is set at the time of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1998 and 1997, consistent with the provisions of SFAS No. 123, the Company's net loss attributable to common stockholders and basic and diluted loss per share would have changed to the pro forma amounts indicated below:

                                                                   Years Ended December 31
                                                                    1998             1997
                                                                 -----------------------------
Net loss attributable to common stockholders, as reported        $(2,762,688)      $(4,182,879)
Net loss attributable to common stockholders, pro forma           (3,080,178)       (4,391,620)
Basic and diluted loss per share, as reported                          (0.94)            (1.45)
Basic and diluted loss per share, pro forma                            (1.05)            (1.52)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997:

                                                                   Years Ended December 31
                                                                    1998             1997
                                                                 -----------------------------
Expected dividend yield                                                 --               --
Expected stock price volatility                                       65.79%            53.26%
Risk-free interest rate                                                5.22%             6.17%
Expected life of options                                           3.6 years         3.6 years
Weighted-average fair value of options granted during the year     $   0.92          $   1.39



The pro forma effect on net loss attributable to common stockholders in 1998 and 1997 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Additional information relating to all outstanding options as of December 31, 1998 and 1997, is as follows:

                                                      1998                       1997
                                               ------------------------------------------------
                                                            Weighted-                 Weighted-
                                                            Average                    Average
                                                            Exercise                   Exercise
                                                Shares       Price        Shares        Price
                                               ------------------------------------------------
Options outstanding at beginning of year       701,333       $   3.84    517,167       $   4.37
Options exercised                              (62,500)          3.73     (5,166)          3.62
Options forfeited                              (41,000)          3.12    (80,668)          4.81
Options granted                                354,500           4.13    270,000           3.12
                                               ------------------------------------------------
Options outstanding at end of year             952,333       $   3.97    701,333       $   3.84
                                               ================================================

Options exercisable at end of year             395,668       $   4.30    379,333       $   4.33
                                               ================================================

The following table summarizes information about stock options outstanding at December 31, 1998:

                                           Options Outstanding             Options Exercisable
                                         -------------------------    ------------------------------
                                          Weighted-
                                           Average
                            Number        Remaining     Weighted-          Number         Weighted-
   Range of               Outstanding     Contractual    Average         Exercisable       Average
   Exercise             at December 31,      Life        Exercise      at December 31,     Exercise
    Prices                   1998           (Years)       Price              1998           Price
-----------------------------------------------------------------------------------------------------
$2.25 - $3.38               247,000           8.1       $   2.73            62,834         $   2.83
$3.50 - $4.875              412,833           7.4           3.71           190,334             3.67
$5.00 - $8.00               292,500           6.5           5.38           142,500             5.79
--------------           ----------------------------------------------------------------------------
$2.25 - $8.00               952,333           7.3       $   3.97           395,668         $   4.30
==============           ============================================================================


In May 1998, warrants to purchase 225,983 shares of the Company's common stock were issued. The exercise price of the warrants ranges from $6.00 to $6.60 per common share. The warrants are currently exercisable and expire as follows:
2003, 188,093 and 2008, 37,890. As of December 31, 1998, none of the warrants had been exercised.

Note 7. Major Customers and International Sales

Major customers: Net sales for 1998 and 1997 and trade receivable balances as of December 31, 1998, include the following amounts with major customers:


                                                                 Trade
                                                              Receivables
                                 Amount of Net Sales            Balance
                              --------------------------      -----------
                                 1998            1997             1998
                              -------------------------------------------
U.S. government agencies      $  536,000      $1,198,000      $   30,000
Customer A                       482,000         616,000          18,000
Customer B                       583,000         638,000         140,000
                              -------------------------------------------
                              $1,601,000      $2,452,000      $  188,000
                              ===========================================


International sales: Export sales to international customers for 1998 and 1997 were $1,591,000 and $1,800,000, respectively. Accounts receivable from international customers were approximately $288,000 at December 31, 1998.

Note 8. Commitments and Contingencies

License agreement: In December 1996, the Company entered into a license agreement with a software company to allow the Company to bundle the licensed products into certain of the Company's products. Under the agreement, payments to the software company for the licensed products are based upon the number of units sold and the nature of the software bundled. In addition, the Company agreed to purchase a minimum quantity of software units over a specified period of time. The value of the minimum purchase is included in the initial license agreement.

At December 31, 1996, the Company had paid $109,750 as the first payment for the license agreement, with an additional $768,250 to be paid in seven quarterly installments pending the successful delivery of a beta version of the licensed product from the software company in 1997. Upon delivery of the product in 1997, the Company recorded an additional liability of $768,250 and a corresponding asset for prepaid license fees. In 1997, the software company announced that certain of the licensed software would be available at no cost to the general public. As a result of this announcement, the Company amended the license agreement in 1998 and fixed the total license fee obligation at $439,000, the amount that had already been paid, rather than the $878,000 in the original agreement. Accordingly, the remaining license fee obligation of $439,000 was reduced to zero and the prepaid license fees were also reduced by $439,000. The remaining prepaid license fee will be amortized as the licensed products are sold.

Leases: The Company leases its office and warehouse facilities under noncancelable operating leases which expire in May and June 1999. The remaining lease commitment is approximately $75,000 in 1999. Total rent expense under these leases totaled $160,000 and $136,000 in 1998 and 1997, respectively.

Note 9. Operating Segments

The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, for the year ended December 31, 1998. This statement requires public enterprises to report selected information about operating segments in annual and interim reports issued to shareholders. The adoption of this statement had no impact on the Company's financial condition or results of operations.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Company has two reportable segments: Electronic Products (EP) and Integrated Systems Solutions (ISS). The Electronic Products segment produces and markets proprietary memory keys, cards, and other custom-shaped tokens that serve as a convenient way to carry electronic information. The Integrated Systems Solutions segment produces and markets products for the information security market which enable user identification and authentication, secure data exchange, and information validation.


The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment transactions. The Company evaluates performance based on operating earnings of the respective segments.

                                                           December 31, 1998
                                   ----------------------------------------------------------------
                                       EP              ISS           Unallocated          Total
                                   ----------------------------------------------------------------
Revenue                            $ 5,241,000      $   629,200       $      --         $ 5,870,200
Interest income                           --               --              57,600            57,600
Depreciation and amortization          423,300          139,800              --             563,100
Segment profit (loss)                  573,100       (2,917,300)           54,800        (2,289,400)



                                                           December 31, 1997
                                   ----------------------------------------------------------------
                                       EP              ISS           Unallocated          Total
                                   ----------------------------------------------------------------
Revenue                            $ 5,868,400      $   109,100       $      --         $ 5,977,500
Interest income                           --               --             169,600           169,600
Depreciation and amortization          456,300          187,000              --             643,300
Segment profit (loss)                  349,100       (4,373,600)         (158,400)       (4,182,900)



The Company does not segregate total assets between its two segments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS


Results of Operations
The table below summarizes changes in selected operating indicators, showing certain income, cost and expense items as a percentage of total revenue for each of the past three years. Inflation has not been a significant factor in Datakey's operations to date.


                                         Percentage of Total Revenue
                                         ---------------------------
Year Ended December 31,                     1998               1997
                                            ----               ----
Revenue                                     100%               100%

Cost and Expenses
Cost of goods sold                           63                 73
Research and development                     29                 53
Marketing and sales                          35                 29
General and administrative                   13                 12
                                            ----               ----
Total cost and expenses                     140                167
Interest income                               1                  2
Loss before income taxes                    (39)               (65)
Income taxes                                  -                  5
                                            ----               ----
Net loss                                    (39)%              (70)%
                                            ====               ====

Comparison of 1998 with 1997

Total revenue: Total revenue was $5,870,000 in 1998, a decrease of 2 percent from $5,977,000 in 1997. The revenue decrease was primarily due to a reduction in orders from a few key Electronic Products (EP) customers, offset, in part, by an increase in orders in the Information Systems Solutions (ISS) business segment.

Gross margins: The gross profit margin increased to 37 percent in 1998 from 27 percent in 1997. This improvement was principally due to improved materials and labor costs in relation to selling prices and a reduction in scrap and yield loss.

Research and development: Research and development (R&D) expense decreased by 47 percent to $1,673,000 in 1998 from $3,186,000 in 1997. R&D expense declined substantially because the initial new product development phase was completed in 1997, and the Company was able to concentrate on product enhancements and upgrades during 1998.

Marketing and sales, General and administrative: Marketing and sales expense increased 21 percent to $2,069,000 in 1998 from $1,716,000 in 1997. The increase in 1998 expense resulted from increases in sales salaries, advertising and promotional activities to promote the Company's information security products.
         General and administrative expenses increased 11 percent to $794,000 in 1998 from $713,000 in 1997 primarily as a result of increases in office rental, real estate tax, and corporate insurance expense.

Interest income: Interest income decreased to $58,000 in 1998 from $170,000 in 1997 due to a decline in the Company's interest bearing cash equivalent accounts.

Income tax expense: As a result of the net cumulative operating losses of approximately $8,000,000 at December 31, 1998, the Company recorded no income tax expense in 1998 compared to a tax expense of $325,000 in 1997.

Comparison of 1997 with 1996

Total revenue: Total revenue was $5,977,000 in 1997, a decrease of 9 percent from $6,558,000 in 1996. The revenue decrease was primarily due to customer requested delays in shipments to major electronic products customers during the second half of 1997, resulting from delays, cancellation, or non-renewal of orders from their customers.

Gross margins: The gross profit margin decreased to 27 percent in 1997 from 35 percent in 1996, primarily as a result of lower revenue, product costs associated with zero charge evaluation units delivered to customers, and increases in reserves for inventory obsolescence.

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

Income tax expense (benefit): The Company recorded an income tax expense of $325,000 in 1997 as compared to an income tax benefit of $388,000 in 1996. As a result of the net operating loss carryover in excess of $5,000,000 at December 31, 1997, the Company determined that the realization of the future tax benefit of the operating losses for tax purpose was uncertain and, accordingly, the deferred tax asset of $325,000 recorded at December 31, 1996, was entirely reserved and charged to expense in 1997.

Liquidity and Capital Resources

The Company had a reduction of $452,000 in cash and cash equivalents in 1998 compared to a reduction of $4,828,000 in cash, cash equivalents, and held-to-maturity securities in 1997. The 1998 reduction resulted from the net loss of $2,289,000 due in part to significant expenditures, totaling $3,742,000, in research and development and marketing expenses principally related to the Company's new product development activities. The decrease was offset, in part, by $1,633,000 in proceeds from the sale of securities. The Company invested $183,000 in the purchase of equipment and maintenance of licenses and patents in 1998 compared to $1,151,000 in 1997. The 1997 amount is primarily attributable to prepaid license fees related to licensed software that the Company intends to bundle with the Company's information security systems, and purchases of automated equipment to improve factory efficiency. Cash and cash equivalents as of December 31, 1998, were $854,000 as compared to $1,305,000 as of December 31, 1997. See "Outlook & Risks".
         Datakey's balance sheet reflects $2,046,000 in working capital and a current assets to current liabilities ratio of 3.8 to 1 as of December 31, 1998.

Outlook & Risks

Certain statements in the following section and in other parts of this Annual Report are forward looking, are based upon current expectations and actual results may differ materially due to risks and uncertainties, including those set forth below.

Revenue: Revenue from the EP segment is expected to increase gradually during 1999 as shipments to new customers come on line, which will likely result in an increase in total revenue from this segment in 1999 compared to 1998. Revenue from the ISS segment is expected to increase significantly as more pilot programs move into a deployment phase and additional pilot programs are commenced. If this revenue meets the Company's current expectations, the ISS segment may contribute 50% of the total quarterly revenue by the end of 1999. Revenue increases from both the EP and ISS segments depend on customer acceptance, competition, and the effectiveness of the Company's marketing and sales organization. There is no assurance that the Company will achieve it revenue plan.

Gross margins: A gradual improvement in gross profit margins during 1999 is expected through effective material purchasing, an increase in revenue without an attendant increase in factory overhead, an increase in the revenue contribution from ISS products that, generally, carry higher margins, and improvements in manufacturing efficiency. Such an increase in gross margin depends on achievement of the expected purchasing prices, realization of the revenue increases, and a continuation of improvement in factory processes.

Research and development: The Company intends to increase funding for new product development activities in 1999 by about 10 percent compared to 1998. The ability to increase such funding depends on the Company's capital resources.

Marketing and sales, General and administrative: Marketing and sales expenses are expected to increase about 15 percent in 1999 to support new product introductions and the expected increase in revenue. General and administrative expenses in 1999 are expected to increase slightly from the 1998 level.

Interest income (expense): Interest income is expected to decline materially in 1999 as the Company intends to use cash and cash equivalents to fund continuing product development and marketing activities to support the Company's entry into advanced information security products. Beginning in the second or third quarter, the Company expects to borrow money and begin incurring interest expense under the $1 million bank line of credit.

Income taxes: As a result of a net operating loss carry-forward the Company does not expect to record an income tax benefit or expense during 1999.

Expected loss: The Company expects to report a loss in the first half of 1999. The Company's ability to attain profitability in the second half of 1999 and thereafter will depend primarily on it ability to significantly increase the revenue contribution from its ISS segment. There is no assurance that this revenue increase will occur.

Liquidity and capital resources: In 1999, the Company plans to increase new product development, marketing activities and inventory levels. Based on its current plan, which assumes significantly increased revenues from its ISS segment, the Company believes its working capital together with its bank line of credit will be sufficient to fund its planned operations and product development and promotional activities in 1999. Because there can be no assurance that the revenue goals of its 1999 plan will be met, however, the Company is in the process of seeking additional capital through a private equity placement. There is no assurance that such a private placement will be successful or that its bank line of credit, which expires in May 1999, will be extended. In the event that the Company's revenues in 1999 are significantly less than projected, the Company's inability to extend its current bank credit line or successfully complete a private equity placement could jeopardize the Company's ability to maintain its current business operations.

Year 2000

The Company began addressing the Year 2000 issue in 1997 using a multi-step approach, including inventory and assessment, remediation and testing, and contingency planning. The Company, with the assistance of outside consultants, began by analyzing and testing its major internal software programs to determine the level of compliance with the changeover in Year 2000. At this point the Company believes all "mission critical" systems are either materially compliant or will be materially compliant by June 30, 1999, with minor software upgrades.

The Company is currently seeking assurances from key suppliers and customers regarding their Year 2000 readiness. The Company has not yet completed this part of the assessment phase and cannot predict the outcomes of other companies' remediation efforts.

The Company currently plans to substantially complete its Year 2000 compliance efforts by September 1999. The Company has also formed a team to develop contingency plans by September 30, 1999, in the event certain suppliers are unable to deliver critical parts and components in early 2000. At this time, the Company believes that its most reasonably likely worst case scenario is that the Company could experience delays in delivery of critical parts and supplies and/or key customers could experience a delay in delivery of needed Datakey parts. In the event that either of these scenarios occur, the Company expects that it would have a material adverse effect on the Company's financial condition and results of operations.

The Company estimates that the total cost of efforts, in 1999, to make hardware and software Year 2000 compliant, will be approximately $20,000.