Form 10KSB40, Exhibit 13
period 1999-12-31
DATAKEY INC
filed 2000-03-24
CIK 704914

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Results of Operations
The table below summarizes changes in selected operating indicators, showing certain income, cost and expense items as a percentage of total revenue for each of the past two years. Inflation has not been a significant factor in Datakey's operations to date.

                                      Percentage of Total
                                            Revenue
                                   ---------------------------
Year Ended December 31,                1999          1998
                                   ------------- -------------
Revenue..........................      100%          100%

Cost and Expenses
Cost of goods sold...............       60            63
Research and development.........       39            29
Marketing and sales..............       37            35
General and administrative.......       14            13
                                   ------------- -------------
   Total cost and expenses.......      150           140
Interest income..................        0             1
Loss before income taxes.........      (50)          (39)
Income taxes.....................        -             -
                                   -------------
                                                 -------------
Net loss.........................      (50)%         (39)%
                                   ------------- -------------



Comparison of 1999 with 1998

Total revenue: Total revenue was $5,866,000 in 1999 compared to $5,870,000 in 1998. The substantially equivalent revenue was due to a reduction in orders from a few key Electronic Products (EP) customers offset by an increase in orders in the Information Security Solutions (ISS) business segment. ISS revenue in 1999 increased to $1,316,000 compared to $629,000 in 1998.

Gross margins: The gross profit margin increased to 40 percent in 1999 from 37 percent in 1998. This improvement was principally due to a larger percentage of ISS sales which, generally, carry higher gross profit margins.

Research and development: Research and development (R&D) expense increased by 36 percent to $2,282,000 in 1999 from $1,673,000 in 1998. R&D expense increased during 1999 as the Company invested in significant upgrades and enhancements to its ISS products and also developed system level products for the EP business unit.

Marketing and sales, General and administrative: Marketing and sales expense increased 4 percent to $2,151,000 in 1999 from $2,069,000 in 1998. The increase in 1999 expense resulted from increases in advertising and promotional activities to promote the Company's information security products.
   General and administrative expenses increased 4 percent to $822,000 in 1999 from $794,000 in 1998 primarily as a result of increases in office rental and real estate tax.

Interest income: Interest income decreased to $3,000 in 1999 from $58,000 in 1998 due to a decline in the Company's interest bearing cash equivalent accounts.

Income tax expense: As a result of the net cumulative operating losses of approximately $10,000,000 at December 31, 1999, and $8,000,000 at December 31, 1998 the Company recorded no income tax expense in either year.

Net loss. Net loss in 1999 was $2,909,000 compared to $2,289,000 in 1998 primarily due to the significant 1999 increase in marketing, sales and R&D expenditures in advance of sufficient revenues from the ISS business unit to offset these increased expenses.

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

Liquidity and Capital Resources

The Company had a reduction of $509,000 in cash and cash equivalents in 1999 compared to a reduction of $452,000 in cash and cash equivalents in 1998. The 1999 reduction resulted from the net loss of $2,909,000, due in part to significant expenditures totaling $4,434,000 in research and development and marketing which were principally related to the Company's new products. The decrease in cash was offset, in part, by $2,537,000 in proceeds from the sale of securities. The Company invested $271,000 in the purchase of equipment and maintenance of licenses and patents in 1999 compared to $183,000 in 1998. Cash and cash equivalents as of December 31, 1999, were $345,000 as compared to $854,000 as of December 31, 1998. Since the beginning of 2000, the Company has received over $5,000,000 from the sale of securities.

Datakey's balance sheet reflects $2,080,000 in working capital and a current assets to current liabilities ratio of 2.9 to 1 as of December 31, 1999.

In 2000, the Company plans to increase new product development, marketing activities and inventory levels. Based on its current plan, which assumes significantly increased revenues from its ISS segment, the Company believes its working capital together with its bank line of credit, which the Company plans to extend for another year, and proceeds from the sale of securities will be sufficient to fund its planned operations and product development and promotional activities in 2000. In the event that the revenues for the Company's ISS products are significantly less than projected, the Company's ability to extend its current bank credit line may be jeopardized and the Company's ability to maintain its current business operations will be materially and adversely affected.

Outlook & Risks

Certain statements in this Annual Report are forward looking, are based upon current expectations and actual results may differ materially due to risks and uncertainties, including those set forth below.

Revenue: Revenue from the EP segment is expected to increase gradually during 2000 as shipments of new system level products to new customers come on line. Revenue from the ISS segment is expected to increase as more pilot programs move into a deployment phase, additional pilot programs are commenced and additional licensing agreements are arranged. Revenue increases from both the EP and ISS segments depend on customer acceptance, competition, and the effectiveness of the Company's marketing and sales organization. There is no assurance that the Company will achieve its revenue plan.

Gross margins: A gradual improvement in gross profit margins during 2000 is expected through effective material purchasing, an anticipated increase in revenue without an attendant increase in factory overhead, an anticipated increase in the revenue contribution from ISS products that, generally, carry higher margins, and improvements in manufacturing efficiency. Such an increase in gross margin depends on achievement of the expected purchasing prices, realization of the revenue increases, and a continuation of improvement in factory processes.

Research and development: The Company intends to increase funding for new product development activities in 2000 by about 35 percent compared to 1999 to accelerate the pace at which new products and product enhancements are released into the marketplace. The ability to increase such funding depends on the Company's capital resources.

Marketing and sales, General and administrative: Marketing and sales expenses are expected to increase about 75 percent in 2000 to support new product introductions, increase the number of sales and marketing personnel dedicated to the Company's ISS products and to support the expected increase in revenue. General and administrative expenses in 2000 are expected to increase about 30 percent from the 1999 level.

Interest income (expense): Interest income is expected to increase materially in 2000 as the Company intends to invest the proceeds from the sale of securities, completed in early 2000, into interest bearing accounts.

Income taxes: As a result of a net operating loss carry-forward the Company does not expect to record an income tax benefit or expense during 2000.

Expected loss: The Company expects to report a loss in 2000. The Company's ability to attain profitability after 2000 will depend primarily on its ability to significantly increase the revenue contribution from its ISS segment. Based upon the level of sales of Information Security Solutions products to date, there has not been sufficient market acceptance to be assured that, after 2000, Information Security Solutions sales will increase significantly or that the Company will attain profitability.

Year 2000

The Company has experienced no interruption in its business operations as a result of year 2000 issues in its major software systems. The Company has, likewise, not been made aware of any year 2000 malfunctions in the imbedded software contained in the products and systems sold by the Company. Should a problem come to light in the future the Company believes that, since nothing material has surfaced at this point, the cost to remedy any defects is likely to be insignificant.

CONTENTS
--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                 1
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

Consolidated balance sheets                                              2 - 3

Consolidated statements of operations                                        4

Consolidated statements of stockholders' equity                          5 - 6

Consolidated statements of cash flows                                        7

Notes to consolidated financial statements                              8 - 16

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Datakey, Inc.
Burnsville, Minnesota

We have audited the accompanying consolidated balance sheets of Datakey, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Datakey, Inc. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 4, 2000, except for Note 10, as to which the date is February 15, 2000

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998

ASSETS (Note 3)                                                             1999              1998
----------------------------------------------------------------------------------------------------
Current Assets
     Cash and cash equivalents                                            $  344,922      $  853,827
     Trade receivables, less allowance for doubtful accounts of
         $26,000 and $30,000 in 1999 and 1998, respectively (Note 7)       1,474,480         859,636
     Inventories (Note 2)                                                  1,328,991       1,007,948
     Prepaid expenses and other                                               29,981          56,237
                                                                          ----------      ----------
                   Total current assets                                    3,178,374       2,777,648
                                                                          ----------      ----------



Other Assets
     Licenses and patents, less amortization--1999 $364,832;
         1998 $229,523 (Note 8)                                              668,036         674,481
                                                                          ----------      ----------


Equipment and Leasehold Improvements, at cost
     Production tooling                                                    1,306,260       1,251,857
     Equipment                                                             2,768,214       3,012,184
     Furniture and fixtures                                                  317,103         304,853
     Leasehold improvements                                                  278,371         286,916
                                                                          ----------      ----------
                                                                           4,669,948       4,855,810

     Less accumulated depreciation                                         3,917,996       3,771,659
                                                                          ----------      ----------
                                                                             751,952       1,084,151
                                                                          ----------      ----------
                                                                          $4,598,362      $4,536,280
                                                                          ==========      ==========

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                           1999               1998
--------------------------------------------------------------------------------------------------------
Current Liabilities
     Accounts payable                                                      $   803,887       $   435,873
     Accrued expenses:
         Compensation                                                          197,335           162,509
         Other                                                                  97,144            66,364
     Accrued dividends (Note 5)                                                   --              67,023
                                                                           -----------       -----------
                   Total current liabilities                                 1,098,366           731,769
                                                                           -----------       -----------

Commitments and Contingencies (Notes 5 and 8)

Stockholders' Equity (Notes 5, 6, and 10)
     Convertible preferred stock, voting, liquidation value $2.50 per share; authorized 400,000 shares; issued and outstanding
         150,000 shares                                                        375,000           375,000
     Series A convertible cumulative preferred stock, voting,
         8% cumulative, liquidation value $15.80 per share plus
         accrued dividends; authorized 150,000 shares; issued and
         outstanding 0 shares in 1999 and 83,957 shares in 1998                   --           1,326,519
     Common stock, par value $0.05 per share; authorized 10,000,000 shares; issued and outstanding 6,322,285 shares in 1999 and
         3,045,704 shares in 1998                                              316,114           152,285
     Additional paid-in capital                                              8,501,543         4,793,665
     Accumulated deficit                                                    (5,692,661)       (2,842,958)
                                                                           -----------       -----------
                                                                             3,499,996         3,804,511
                                                                           -----------       -----------
                                                                           $ 4,598,362       $ 4,536,280
                                                                           ===========       ===========


DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 1999 and 1998

                                                                       1999               1998
--------------------------------------------------------------------------------------------------------------------
Net sales (Note 7)                                                   $ 5,866,035       $ 5,870,250
                                                                     -----------       -----------

Costs and expenses:
     Cost of goods sold                                                3,522,670         3,681,124
     Research and development                                          2,281,962         1,672,837
     Marketing and sales                                               2,151,488         2,069,288
     General and administrative                                          821,952           793,948
                                                                     -----------       -----------
                   Total costs and expenses                            8,778,072         8,217,197
                                                                     -----------       -----------

                   Operating loss                                     (2,912,037)       (2,346,947)

Interest income                                                            2,898            57,572
                                                                     -----------       -----------
                   Loss before income taxes                           (2,909,139)       (2,289,375)

Income tax expense (Note 4)                                                 --                --
                                                                     -----------       -----------
                   Net loss                                          $(2,909,139)      $(2,289,375)

Net loss attributable to common stockholders:
     Net loss                                                        $(2,909,139)      $(2,289,375)
     Preferred stock beneficial conversion feature (Note 5)                 --            (395,000)
     Preferred stock dividends (Note 5)                                  (81,568)          (78,313)
                                                                     -----------       -----------
                   Net loss attributable to common stockholders      $(2,990,707)      $(2,762,688)
                                                                     ===========       ===========

Basic and diluted loss per common share                              $     (0.80)      $     (0.94)

Weighted-average common shares:
     Basic and diluted                                                 3,730,499         2,931,465

See Notes to Consolidated Financial Statements.

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1999 and 1998

                                                                                                           Series A Cumulative
                                                                     Convertible Preferred Stock              Preferred Stock
                                                                   ----------------------------      -----------------------------
                                                                       Shares         Amount              Shares         Amount
                                                                   -----------      -----------      -----------       -----------
Balance, December 31, 1997                                             150,000      $   375,000             --         $      --
     Issuance of common stock under stock options (Note 6)                --               --               --                --
     Issuance of Series A preferred stock (net of offering expenses)
         (Note 5)                                                         --               --            100,000         1,580,000
     Preferred stock beneficial conversion feature (Note 5)               --               --               --                --
     Preferred stock dividends (Note 5)                                   --               --               --                --
     Conversion of Series A preferred stock, including accrued
         dividends, to common stock (Note 5)                              --               --            (16,043)         (253,481)
     Net loss                                                             --               --               --                --
                                                                   -----------      -----------      -----------       -----------
Balance, December 31, 1998                                             150,000          375,000           83,957         1,326,519
     Conversion of Series A preferred stock, including accrued
         dividends, to common stock (Note 5)                              --               --            (83,957)       (1,326,519)
     Issuance of common stock (net of offering expenses)                  --               --               --                --
     Preferred stock dividends (Note 5)                                   --               --               --                --
     Preferred stock dividends forgiven (Note 5)                          --               --               --                --
     Compensation expense on stock options                                --               --               --                --
     Net loss                                                             --               --               --                --
                                                                   -----------      -----------      -----------       -----------
Balance, December 31, 1999                                             150,000      $   375,000             --         $      --
                                                                   ===========      ===========      ===========       ===========
(continued)

See Notes to Consolidated Financial Statements

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1999 and 1998
(continued)

                                                                          Common Stock       Additional
                                                                    ----------------------    Paid-In     Accumulated
                                                                      Shares       Amount      Capital      Deficit        Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                                            2,887,235   $144,361   $4,089,283  $   (80,270)   $ 4,528,374
     Issuance of common stock under stock options (Note 6)               62,500      3,125      230,105         --          233,230
     Issuance of Series A preferred stock (net of offering expenses)
         (Note 5)                                                          --         --       (180,695)        --        1,399,305
     Preferred stock beneficial conversion feature (Note 5)                --         --        395,000     (395,000)          --
     Preferred stock dividends (Note 5)                                    --         --           --        (67,023)       (67,023)
     Conversion of Series A preferred stock, including accrued
         dividends, to common stock (Note 5)                             95,969      4,799      259,972      (11,290)          --
     Net loss                                                              --         --           --     (2,289,375)    (2,289,375)
                                                                     ----------   --------   ----------  -----------    -----------
Balance, December 31, 1998                                            3,045,704    152,285    4,793,665   (2,842,958)     3,804,511
     Conversion of Series A preferred stock, including accrued
         dividends, to common stock (Note 5)                            997,555     49,878    1,284,228       (7,587)          --
     Issuance of common stock (net of offering expenses)              2,279,026    113,951    2,423,239         --        2,537,190
     Preferred stock dividends (Note 5)                                    --         --           --        (73,981)       (73,981)
     Preferred stock dividends forgiven (Note 5)                           --         --           --        141,004        141,004
     Compensation expense on stock options                                 --         --            411         --              411
     Net loss                                                              --         --           --     (2,909,139)    (2,909,139)
                                                                     ----------   --------   ----------  -----------    -----------
Balance, December 31, 1999                                            6,322,285   $316,114   $8,501,543  $(5,692,661)   $ 3,499,996
                                                                     ==========   ========   ==========  ===========    ===========

See Notes to Consolidated Financial Statements.

DATAKEY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999 and 1998

                                                                                          1999             1998
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
     Net loss                                                                         $(2,909,139)      $(2,289,375)
     Adjustments to reconcile net loss to net cash used in operating activities:
         Depreciation                                                                     440,820           515,391
         Amortization                                                                     135,309            47,722
         Loss on disposal of equipment                                                     33,854              --
         Noncash compensation                                                                 411              --
         Changes in assets and liabilities:
            Trade receivables                                                            (614,844)         (225,369)
            Inventories                                                                  (321,043)           74,789
            Accounts payable                                                              368,014           251,770
            Other                                                                          91,862          (275,833)
                                                                                      -----------       -----------
                   Net cash used in operating activities                               (2,774,756)       (1,900,905)
                                                                                      -----------       -----------

Cash Flows From Investing Activities
     Purchase of equipment                                                               (177,475)         (126,294)
     Proceeds on sale of equipment                                                         35,000              --
     License and patent costs                                                            (128,864)          (56,901)
                                                                                      -----------       -----------
                   Net cash used in investing activities                                 (271,339)         (183,195)
                                                                                      -----------       -----------

Cash Flows From Financing Activities
     Net proceeds from issuance of common stock                                         2,537,190           233,230
     Net proceeds from issuance of preferred stock                                           --           1,399,305
                                                                                      -----------       -----------
                   Net cash provided by financing activities                            2,537,190         1,632,535
                                                                                      -----------       -----------

                   Decrease in cash and cash equivalents                                 (508,905)         (451,565)

Cash and Cash Equivalents
     Beginning                                                                            853,827         1,305,392
                                                                                      -----------       -----------
     Ending                                                                           $   344,922       $   853,827
                                                                                      ===========       ===========

Supplemental Schedule of Noncash Investing and Financing Activities
     Decrease in liability for license obligation                                     $      --         $  (439,000)
     Beneficial conversion feature (Note 5)                                                  --             395,000
     Accrued dividends (Note 5)                                                              --              67,023
     Preferred stock dividend converted to common stock                                     7,587            11,290
     Preferred stock dividends forgiven (Note 5)                                          141,004              --
                                                                                      ===========       ===========

See Notes to Consolidated Financial Statements

Datakey, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies
Nature of business: Datakey, Inc., is an international supplier of electronic products and services. The Company provides product, subsystem, and system solutions to record, store, and transmit electronic information. The Company also provides products and systems directed to the information security market, which enables user identification and authentication, secure data exchange, and information validation. The Company also provides electronic products, consisting of proprietary memory keys, cards, and other custom-shaped tokens, that serve as a convenient way to carry electronic information and are packaged to survive in portable environments.

A summary of significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts of Datakey, Inc., and its wholly owned subsidiary (together, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Cash and cash equivalents: For purposes of reporting in the consolidated statements of cash flows, the Company includes all cash accounts and all highly liquid debt instruments purchased with an original maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Licenses and patents: Licenses and patents are stated at cost. Patents are being amortized using the straight-line method over their economic useful lives, which have been estimated to be five years. The costs of the license agreements are amortized to cost of goods sold as the products incorporating the licensed units are sold.

Accounting for long-lived assets: The Company periodically reviews the utilization of its licenses, patents, and other long-lived assets for impairment. To date, management has determined that no impairment in the value of these assets has occurred. Certain licenses with a carrying value totaling approximately $439,000 will expire in December 2001. Beginning in 2000, the license will be amortized over the remaining 24 months of the licensing agreement, or as the products incorporating the licensed units are sold, if greater.

Datakey, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Nature of Business and Significant Accounting Policies (Continued)
Depreciation: Depreciation of equipment and leasehold improvements is computed on the straight-line and accelerated methods over the following estimated useful lives:

                                                               Years
---------------------------------------------------------------------------
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

Loss per share: The Company computes basic and diluted net loss per share based upon the weighted-average number of common shares outstanding during each year. Preferred stock dividends and, in 1998, the beneficial conversion feature related to the Series A preferred stock (Note 5) are included in the net loss attributable to stockholders in calculating basic and diluted loss per share. Potential common shares, such as options, warrants, and convertible preferred stock (as discussed in Note 6), were not included in the computation of diluted loss per common share as their effect is antidilutive.

Datakey, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies (Continued) Due to the losses in 1999 and 1998, basic and diluted loss per share were the same for each of these years.

Note 2.  Inventories
Inventories consist of the following components as of December 31, 1999 and 1998:

                                                  1999            1998
--------------------------------------------------------------------------
Raw materials                                   $    777,154   $   638,671
Work in process                                      173,385        73,181
Finished goods                                       378,452       296,096
                                              ----------------------------
                                                $  1,328,991   $ 1,007,948
                                              ----------------------------


Note 3. Line of Credit
The Company has available a $1,000,000 line of credit from a bank which bears interest at 1.25 percent above the prime rate (9.75 percent at December 31, 1999) and is secured by substantially all assets of the Company. The line of credit expires in May 2000 and is subject to annual renewal. There were no balances outstanding as of December 31, 1999 or 1998.

Note 4. Income Taxes
There has been no tax expense recorded due to losses in both 1999 and 1998.

The income tax benefit is different from that which would be computed by applying the U.S. federal income tax rate (35 percent) to pretax loss as follows:

                                                                       December 31
                                                            ----------------------------
                                                               1999             1998
----------------------------------------------------------------------------------------
Computed "expected" federal tax benefit at statutory rates  $ (1,018,000)   $ (801,000)
Effect of net operating loss, with no current benefit          1,018,000       801,000
                                                            ----------------------------
Actual tax expense                                          $        --     $      --
                                                            ----------------------------

Datakey, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4.  Income Taxes (Continued)
Deferred taxes consist of the following components as of December 31, 1999 and 1998:

                                               1999             1998
------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts          $     9,000       $    11,000
  Inventory                                    244,000           159,000
  Warranty reserve                              11,000            11,000
  Compensation and benefits                     26,000            26,000
  Net operating loss carryforward            3,700,000         2,981,000
  Research and development tax credit          239,000           172,000
  Contributions carryforward                    15,000
                                           -----------       -----------
Total gross deferred tax assets              4,244,000         3,360,000

Valuation allowance                         (4,200,000)       (3,244,000)
                                           -----------       -----------
Net deferred tax assets                         44,000           116,000

Deferred tax liability:
  Depreciation                                 (44,000)         (116,000)
                                           -----------       -----------
Net deferred taxes                         $      --         $      --
                                           ===========       ===========


Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income. Management has determined that sufficient uncertainty exists regarding the realizability of the net deferred tax assets and, accordingly, has entirely reserved the net deferred tax assets of the Company.

At December 31, 1999, the Company's net operating loss and tax credit carryforwards expire as follows:



                                             Research and
                              Operating      Development
                                 Loss         Tax Credit
                             Carryforward    Carryforward
---------------------------------------------------------
2011                        $ 1,850,000      $      --
2012                          3,540,000          113,000
2018                          2,560,000           59,000
2019                          2,450,000           67,000
                            -----------      -----------
                            $10,400,000      $   239,000
                            ===========      ===========


The future use of the federal net operating losses may be limited under the provisions of the Internal Revenue Code, Section 382, which relates to a 50 percent change in control over a three-year period. Further changes of control may result in additional limitations of the remaining carryforward. Utilization of the carryforwards is dependent upon the Company attaining profitable operations in the future.

Datakey, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Series A convertible cumulative preferred stock: In May 1998, the Company completed a $1.58 million convertible preferred stock offering which entitled the preferred stockholders to convert their investment into common shares at 80 percent of the average closing price (for a 10-day period prior to conversion) of the Company's common stock. Because the preferred stock could have been converted to common stock at a 20 percent discount to average market value, a "beneficial conversion feature," which was valued at $395,000, was recorded by the Company in 1998. The beneficial conversion feature did not require the Company to disburse any cash and was recorded by increasing both additional paid-in capital and accumulated deficit, with no effect on overall stockholders' equity.

The holders of the Series A convertible preferred stock were also entitled to receive dividends at the rate of 8 percent annually, which were payable at the option of the Company in cash or shares of the Company's common stock. Accumulated dividends of $7,587 were paid in 1999 by issuance of 2,457 shares of common stock. Dividends of $141,004 were forgiven by two stockholders in exchange for the right to convert their Series A convertible preferred stock into common stock at $1.25 per common share. All outstanding shares of the Series A convertible cumulative preferred stock were converted into 995,098 shares of common stock during 1999; therefore, there are no dividends accrued at December 31, 1999.

Undesignated stock: The Company has 1,950,000 shares of undesignated capital stock.

Note 6. Stock Options and Warrants
Stock options: The Company has reserved 800,000 common shares for issuance under qualified and nonqualified stock options for its key employees and directors. The Company has also reserved 50,000 common shares for issuance under nonqualified options to various distributors, dealers, and consultants. Option prices are generally at the fair market value of the stock at the time the option was granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors. Options expire 10 years after the date of grant, unless an earlier expiration date is set at the time of grant.

Datakey, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6.  Stock Options and Warrants (Continued)
The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1999 and 1998, consistent with the provisions of SFAS No. 123, the Company's net loss attributable to common stockholders and basic and diluted loss per share would have changed to the pro forma amounts indicated below:

                                                                      Years Ended December 31
                                                                  ------------------------------
                                                                    1999                 1998
------------------------------------------------------------------------------------------------
Net loss attributable to common stockholders, as reported        $(2,990,707)        $(2,762,688)
Net loss attributable to common stockholders, pro forma           (3,305,195)         (3,080,178)
Basic and diluted loss per share, as reported                          (0.80)              (0.94)
Basic and diluted loss per share, pro forma                            (0.89)              (1.05)



The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 1999 and 1998:

                                                                   Years Ended December 31
                                                                   ----------------------
                                                                      1999         1998
-----------------------------------------------------------------------------------------
Expected dividend yield                                                   --          --
Expected stock price volatility                                         75.53       65.79
Risk-free interest rate                                                  5.63        5.22
Expected life of options                                           4.83 years   3.6 years
Weighted-average fair value of options granted during the year      $    1.42   $    0.92



The pro forma effect on net loss attributable to common stockholders in 1999 and 1998 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Additional information relating to all outstanding options as of December 31, 1999 and 1998, is as follows:

                                                    1999                       1998
                                       ----------------------------   ------------------------
                                                         Weighted-                   Weighted-
                                                         Average                     Average
                                                         Exercise                    Exercise
                                           Shares         Price        Shares         Price
----------------------------------------------------------------------------------------------
Options outstanding at
beginning of year                          952,333       $   3.97      701,333       $   3.84

Options exercised                           (8,000)          3.63      (62,500)          3.73
Options forfeited                         (243,500)          4.61      (41,000)          3.12

Options granted                            310,748           2.10      354,500           4.13
                                         ---------       --------      -------       --------
Options outstanding at end of year       1,011,581       $   3.24      952,333       $   3.97
                                         =========       ========      =======       ========


The following table summarizes information about stock options outstanding at December 31, 1999:

                                       Options Outstanding            Options Exercisable
                                    ------------------------      ----------------------------
                                     Weighted-
                                      Average
                        Number       Remaining     Weighted        Number             Weighted-
   Range of          Outstanding    Contractual     Average        Exercisable         Average
   Exercise        at December 31,     Life        Exercise       at December 31,     Exercise
    Prices              1999         (Years)         Price           1999               Price
----------------------------------------------------------------------------------------------
$0.01                   6,123         9.98        $   0.01              143           $   0.01
$1.50 - $2.25         230,500         9.27            1.82           28,664               2.25
$2.50 - $3.75         555,792         7.21            3.17          245,569               3.34
$3.813 - $5.38        209,166         6.97            4.91          126,632               4.89
$7.25                  10,000         6.42            7.25           10,000               7.25
                    ---------        -----        --------        ---------           --------
$0.01 - $7.25       1,011,581         7.64        $   3.24          411,008           $   3.84
                    ---------        -----        --------        ---------           --------


At December 31, 1998, there were 395,668 options exercisable at a weighted-average exercise price of $4.30.

Employee stock purchase plan: Under its 1998 employee stock purchase plan, which became effective for the plan year beginning January 1, 1999, the Company is authorized to issue up to 100,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Employees can choose each year to have up to 10 percent of their earnings withheld to purchase the Company's stock at a price that is 85 percent of the lower of its beginning-of-year or end-of-year fair market value. No shares were issued under the plan in 1999.

Warrants: The Company has issued warrants to purchase shares of common stock at prices between $1.25 and $6.60 per share. All warrants are currently exercisable. Warrants outstanding at December 31, 1999, total 1,470,155 and expire as follows:

2003                                                        48,213
2004                                                        10,000
2008                                                        37,890
2009                                                     1,374,052



Note 7.  Major Customers and International Sales
Major customer: Sales to U.S. government agencies for 1999 and 1998 were approximately $608,000 and $536,000, respectively. Accounts receivable from U.S. government agencies were approximately $158,000 and $30,000 at December 31, 1999 and 1998, respectively. There were no other major customers in 1999 or 1998.

International sales: Export sales to international customers for 1999 and 1998 were approximately $1,630,000 and $1,591,000, respectively. Accounts receivable from international customers were approximately $388,000 and $288,000 at December 31, 1999 and 1998, respectively.

Datakey, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Commitments and Contingencies
License agreement: The Company has entered into various license agreements to allow the Company to bundle licensed products into certain of the Company's products. Under the agreements, payments are based upon the number of units sold and the nature of the item bundled. In these agreements, the Company agreed to purchase a minimum quantity of software units over a specified period of time. The value of the minimum purchase is included in the initial license agreement.

Lease: The Company leases its office and warehouse facilities under a noncancelable operating lease which expires in June 2004.

Future lease commitments are as follows:

2000                                         $   168,000
2001                                             174,000
2002                                             181,000
2003                                             187,000
2004                                              95,000
                                            ------------
                                             $   805,000
                                            ------------


Rent expense totaled approximately $189,000 and $160,000 in 1999 and 1998, respectively.

Note 9. Operating Segments
The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Company has two reportable segments: Electronic Products (EP) and ISS Information Security Solutions (ISS). The Electronic Products segment produces and markets proprietary memory keys, cards, and other custom-shaped tokens that serve as a convenient way to carry electronic information. The ISS Information Security Solutions segment produces and markets products for the information security market, which enable user identification and authentication, secure data exchange, and information validation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no intersegment transactions. The Company evaluates performance based on operating earnings of the respective segments.

                                                          December 31, 1999
                                 ------------------------------------------------------------------
                                        EP              ISS            Unallocated         Total
---------------------------------------------------------------------------------------------------
Revenue                            $ 4,550,000       $ 1,316,000       $      --        $ 5,866,000
Depreciation and amortization          411,000           165,000              --            576,000
Segment profit (loss)                  (18,000)       (2,894,000)            3,000       (2,909,000)


Datakey, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Operating Segments (Continued)

                                                           December 31, 1998
                                   ---------------------------------------------------------------
                                       EP               ISS           Unallocated         Total
--------------------------------------------------------------------------------------------------
Revenue                            $ 5,241,000      $   629,200       $      --        $ 5,870,200
Depreciation and amortization          423,300          139,800              --            563,100
Segment profit (loss)                  573,100       (2,917,300)           54,800       (2,289,400)



The Company does not segregate total assets between its two segments.

Note 10. Subsequent Events
In January 2000, the Company issued 672,832 shares of its common stock for proceeds of $905,068, which included the exercise of 647,000 warrants.

On February 15, 2000, the Company completed a $4,000,000 private placement of 800,000 shares of common stock with net proceeds of approximately $3,650,000. In connection with this transaction, the Company issued 880,000 warrants to purchase common stock with exercise prices of between $5.00 and $5.50 per share.