Form 10KSB40, Exhibit 13
period 2000-12-31
DATAKEY INC
filed 2001-03-29
CIK 704914

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Results of Operations

The table below summarizes changes in selected operating indicators, showing certain income, cost and expense items as a percentage of total revenue from continuing operations for each of the past two years.  Inflation has not been a significant factor in Datakey’s operations to date.

	Percentage of Total Revenue
Year Ended December 31,	2000	1999
Revenue	100%	100%

Cost and Expenses
Cost of goods sold	53	52
Research and development	56	124
Marketing and sales	61	108
General and administrative	16	36
Total cost and expenses	186	320
Interest income	4	0
Loss before income taxes	(82)	(220)
Income taxes	-	-
Net loss	(82)%	(220)%

Comparison of 2000 with 1999

Continuing Operations

Total revenue:  Total revenue was $3,608,000 in 2000 compared to $1,316,000 in 1999.  The substantial increase in revenue is due to increasing acceptance of our information security solutions’ products and increases in technology license fees.  Because of the discontinuance of the EP operation, total revenue includes only sales and licensing of Information Security Solutions products.

Gross margins:  The gross profit margin decreased to 47 percent in 2000 from 48 percent in 1999 primarily because the Company began amortizing a prepaid license fee to cost of sales in 2000.  This amortization was $220,000 or 6 percent of sales in 2000.

Research and development:  Research and development (R&D) expense increased by 23 percent to $2,003,000 in 2000 from $1,632,000 in 1999.  R&D expense increased during 2000 as the Company invested in significant upgrades and enhancements to its information security products.

Marketing and sales, General and administrative:  Marketing and sales expense increased 56 percent to $2,216,000 in 2000 from $1,418,000 in 1999.  The increase in 2000 marketing and sales expense resulted from additions to the sales staff, including a new European office, increased commissions due to higher revenue and continuing promotional activities to promote the Company’s information security products.
             General and administrative expenses increased 23 percent to $582,000 in 2000 from $472,000 in 1999 primarily as a result of increases in legal, audit and employment related expenses to support the growth in the ISS business segment.

Interest income:  Interest income increased to $170,000 in 2000 from $3,000 in 1999, as the Company invested a portion of the proceeds of a $4 million private placement completed in February 2000 in an interest bearing account.

Income tax expense:  As a result of the net cumulative operating losses of approximately $14,800,000 at December 31, 2000, and $10,000,000 at December 31, 1999 the Company recorded no income tax expense in either year.

Net loss.  Net loss in 2000 was $2,953,000 compared to $2,891,000 in 1999, primarily due to the significant 2000 increase in marketing, sales and R&D expenditures which exceeded the contribution from increased revenues in the ISS business segment.

Discontinued Operations

The Company announced in February 2001 that it is phasing down or divesting its Electronic Products (EP) business segment.  Accordingly, the operating loss of $565,000 during 2000 as well as an estimated loss upon disposal of the segment of $1,281,000 are reflected as losses from discontinued operations compared to a loss from discontinued operations of $18,000 in 1999.  The increased loss from discontinued operations in 2000 was primarily due to a reduction in revenue to $3,799,000 from $4,550,000 in 1999.

Comparison of 1999 with 1998

Continuing Operations

Total revenue:  Total revenue was $1,316,000 in 1999 compared to $629,000 in 1998.  The substantial increase in revenue was due to increasing acceptance of the Company’s information security products and technology.

Gross margins:  The gross profit margin increased to 48 percent in 1999 from 28 percent in 1998, due primarily to an increase in revenue during 1999.

Research and development:  Research and development (R&D) expense increased by 32 percent to $1,632,000 in 1999 from $1,232,000 in 1998.  R&D expense increased during 1999 as the Company invested in significant upgrades and enhancements to its information security products.

Marketing and sales, General and administrative:  Marketing and sales expense increased 1 percent to $1,418,000 in 1999 from $1,406,000 in 1998.  The increase in 1999 expense resulted from increases in advertising and promotional activities to promote the Company’s information security products.
             General and administrative expenses increased 4 percent to $472,000 in 1999 from $453,000 in 1998 primarily as a result of increases in office rental and real estate tax.

Interest income:  Interest income decreased to $3,000 in 1999 from $58,000 in 1998 due to a decline in the Company’s interest bearing cash equivalent accounts.

Income tax expense:  As a result of the net cumulative operating losses of approximately $10,000,000 at December 31, 1999, and $8,000,000 at December 31, 1998, the Company recorded no income tax expense in either year.

Net loss.  Net loss in 1999 was $2,909,000 compared to $2,860,000 in 1998 primarily due to the significant 1999 increase in R&D expenditures in the ISS business segment that exceeded the contribution from additional revenue.

Discontinued Operations

Loss in the EP business segment, now reflected as discontinued operations, was $18,000 in 1999 compared to income of $573,000 in 1998.  The loss in 1999 was primarily due to a reduction in revenue to $4,550,000 in 1999 from $5,241,000 in 1998.

Liquidity and Capital Resources

The Company had an increase of $1,188,000 in cash and cash equivalents in 2000 compared to a reduction of $509,000 in cash and cash equivalents in 1999.  The 2000 increase is due to proceeds from the sale of common stock during the year of $5,439,000, offset by the net loss of $4,799,000.  The net loss was due, in part, to significant expenditures totaling $4,219,000 in research and development and marketing which were related to the Company’s information security products.  The Company invested $630,000 in the purchase of equipment and maintenance of licenses and patents in 2000 compared to $271,000 in 1999.  Cash and cash equivalents as of December 31, 2000, were $1,533,000 as compared to $345,000 as of December 31, 1999.  In the first quarter of 2001, the Company completed the private placement of common stock and warrants in a private placement transaction which generated net proceeds of approximately $4,500,000.

Datakey’s balance sheet reflected $3,478,000 in working capital and a current assets to current liabilities ratio of 3.8 to 1 as of December 31, 2000.

In 2001, the Company plans to increase expenditures for new product development, marketing activities and inventory levels to support anticipated revenue growth.  Based on its current plan, which assumes significantly increased revenues from the sale of information security products and technology licensing arrangements, the Company believes its working capital together with its bank line of credit, which the Company plans to extend for another year, and proceeds from the recent sale of securities will be sufficient to fund its planned operations and product development and promotional activities in 2001.  In the event that the revenues for the Company’s products and licenses are significantly less than projected, the Company’s ability to extend its current bank credit line may be jeopardized and the Company’s ability to maintain its current business operations would be materially and adversely affected.

Outlook & Risks

Certain statements in this Annual Report are forward looking, are based upon current expectations and actual results may differ materially due to certain risks and uncertainties, including those set forth below.

Revenue:    Revenue is expected to increase significantly in 2001 as more pilot programs move into a deployment phase, additional pilot programs are commenced and additional licensing agreements are arranged.  Revenue increases depend on customer acceptance, competition, and the effectiveness of the Company’s marketing and sales organization.  There is no assurance that the Company will achieve its revenue plan.

Gross margins:  A gradual improvement in gross profit margins during 2001 is expected through effective material purchasing and an anticipated increase in revenue from information security products and license fees.  Such an increase in gross margin depends on achievement of the expected purchasing prices, realization of the revenue increases, and a continuation of improvement in manufacturing processes.

Research and development:  The Company intends to increase funding for new product development activities in 2001 by about 40 percent compared to 2000 to accelerate the pace at which new products and product enhancements are released into the marketplace.  The ability to increase such funding depends in significant part on the Company’s ability to meet its 2001 revenue plan.

Marketing and sales, General and administrative:  Marketing and sales expenses are expected to increase about 70 percent in 2001 to support new product introductions, increase the number of sales and marketing personnel dedicated to the Company’s information security products and licenses and to support the expected increase in revenue. General and administrative expenses in 2001 are expected to increase about 50 percent from the 2000 level to support the growth in the level of activity and because certain fixed G&A expenses that were previously allocated, in part, to the EP business segment will be fully absorbed in 2001 by continuing operations.

Given the level of expected increases in expenses, the Company’s ability to approach or attain profitability by the end of 2001 will depend on the Company’s attainment of its revenue objectives for 2001.

Expected loss:  The Company’s goal is to reach quarterly profitability by the second half of 2001 but expects to report a loss for the year.  The Company’s ability to attain profitability in the second half of 2001 and thereafter will depend primarily on its ability to significantly increase the revenue from its information security products and from technology licensing.  Based upon the level of sales of information security products and license fees to date, there has not been sufficient market acceptance to be assured that revenue will increase significantly or that the Company will ever attain profitability.

INDEPENDENT AUDITOR’S REPORT

To the Stockholders
Datakey, Inc.
Burnsville, Minnesota

We have audited the accompanying balance sheets of Datakey, Inc. as of December 31, 2000 and 1999, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datakey, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ McGladrey & Pullen LLP

Minneapolis, Minnesota
February 2, 2001, except for Note 3
as to which the date is February 26, 2001

DATAKEY, INC.

BALANCE SHEETS
December 31, 2000 and 1999

ASSETS (Note 3)	2000	1999
Current Assets
Cash and cash equivalents	$1,532,558	$344,922
Trade receivables, less allowance for doubtful accounts of $26,000 (Note7)	989,020	1,474,480
Inventories (Note 2)	513,846	1,328,991
Prepaid expenses and other	113,176	29,981
Net assets of discontinued operations (Note 10)	1,561,999	-
Total current assets	4,710,599	3,178,374

Other Assets
Licenses and patents, less amortization of $698,517 in 2000 and $364,832 in 1999 (Note 8)	498,961	668,036

Equipment and Leasehold Improvements, at cost
Production tooling	1,162,750	1,306,260
Equipment	2,690,894	2,768,214
Furniture and fixtures	322,095	317,103
Leasehold improvements	278,371	278,371
	4,454,110	4,669,948

Less accumulated depreciation	4,227,882	3,917,996
	226,228	751,952
	$5,435,788	$4,598,362

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2000	1999
Current Liabilities
Accounts payable	$386,613	$803,887
Accrued expenses:
Compensation	226,803	197,335
Other	74,031	70,166
Deferred revenue	63,797	26,978
Net liabilities from discontinued operations (Note 10)	480,875	-
Total current liabilities	1,232,119	1,098,366

Commitments and Contingencies (Notes 3, 5, 8 and 10)

Stockholders' Equity (Notes 5, 6 and 11)
Convertible preferred stock, voting, liquidation value $2.50 per share; authorized 400,000 shares; issued and outstanding 150,000 shares	375,000	375,000
Common stock, par value $0.05 per share; authorized 20,000,000 shares; issued and outstanding 8,269,173 shares in 2000 and 6,322,285 shares in 1999	413,459	316,114
Additional paid-in capital	13,906,744	8,501,543
Accumulated deficit	(10,491,534)	(5,692,661)
	4,203,669	3,499,996
	$5,435,788	$4,598,362

DATAKEY, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2000 and 1999

	2000	1999
Net sales (Note 7)	$3,608,480	$1,315,622

Costs and expenses:
Cost of goods sold	1,904,221	688,268
Research and development	2,003,455	1,631,984
Marketing and sales	2,216,282	1,417,970
General and administrative	582,238	471,557
Total costs and expenses	6,706,196	4,209,779

Operating loss	(3,097,716)	(2,894,157)

Interest income	169,909	11,340
Interest expense	(25,000)	(8,442)
Loss from continuing operations before income taxes	(2,952,807)	(2,891,259)

Income tax expense (Note 4)	-	-
Net loss from continuing operations	(2,952,807)	(2,891,259)

Discontinued operations (Note 10)
Loss from operations of discontinued segment	(565,066)	(17,880)
Loss on disposal of discontinued segment	(1,281,000)	-
Loss from discontinued operations	(1,846,066)	(17,880)

Net loss	$(4,798,873)	$(2,909,139)

Net loss from continuing operations attributable to common stockholders:
Net loss from continuing operations	$(2,952,807)	$(2,891,259)
Preferred stock dividends (Note 5)	-	(81,568)
Net loss from continuing operations attributable to common stockholders	$(2,952,807)	$(2,972,827)

Loss per share:
Basic and diluted loss from continuing operations	$(0.37)	$(0.80)
Basic and diluted loss from discontinued operations	(0.23)	-
Basic and diluted loss per common share	$(0.60)	$(0.80)

Weighted-average common shares:
Basic and diluted	7,977,281	3,730,499

See Notes to Financial Statements.

DATAKEY, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2000 and 1999

			Series A Cumulative Preferred Stock				Additional Paid-In Capital
	Convertible Preferred Stock				Common Stock			Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			Total
Balance, December 31, 1998	150,000	$375,000	83,957	$1,326,519	3,045,704	$152,285	$4,793,665	$(2,842,958)	$3,804,511
Conversion of Series A preferred stock, including accrued dividends, to common stock (Note 5)	-	-	(83,957)	(1,326,519)	997,555	49,878	1,284,228	(7,587)	-
Issuance of common stock (net of offering expenses of $309,394)	-	-	-	-	2,279,026	113,951	2,423,239	-	2,537,190
Preferred stock dividends (Note 5)	-	-	-	-	-	-	-	(73,981)	(73,981)
Preferred stock dividends forgiven (Note 5)	-	-	-	-	-	-	-	141,004	141,004
Compensation expense from stock options	-	-	-	-	-	-	411	-	411
Net loss	-	-	-	-	-	-	-	(2,909,139)	(2,909,139)
Balance, December 31, 1999	150,000	375,000	-	-	6,322,285	316,114	8,501,543	(5,692,661)	3,499,996
Issuance of common stock (net of offering expenses of $409,745)	-	-	-	-	1,946,888	97,345	5,341,229	-	5,438,574
Compensation expense from stock options	-	-	-	-	-	-	63,972	-	63,972
Net loss	-	-	-	-	-	-	-	(4,798,873)	(4,798,873)
Balance, December 31, 2000	150,000	$375,000	-	$-	8,269,173	$413,459	$13,906,744	$(10,491,534)	$4,203,669

See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000 and 1999

	2000	1999
Cash Flows From Operating Activities
Net loss	$(4,798,873)	$(2,909,139)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	353,881	440,820
Amortization	543,580	135,309
Loss on disposal of discontinued segment	1,281,000	-
Loss on disposal of equipment	10,051	33,854
Noncash compensation	63,972	411
Changes in assets and liabilities:
Trade receivables	(12,821)	(614,844)
Inventories	(1,112,343)	(321,043)
Accounts payable	(59,734)	368,014
Deferred revenue	36,819	26,978
Other	73,473	64,884
Net cash used in operating activities	(3,620,995)	(2,774,756)

Cash Flows From Investing Activities
Purchases of equipment	(182,626)	(177,475)
Proceeds on sale of equipment	-	35,000
License and patent costs	(447,317)	(128,864)
Net cash used in investing activities	(629,943)	(271,339)

Cash Flows From Financing Activities
Net proceeds from issuance of common stock	5,438,574	2,537,190

Increase (decrease) in cash and cash equivalents	1,187,636	(508,905)

Cash and Cash Equivalents
Beginning	344,922	853,827
Ending	$1,532,558	$344,922

Supplemental Disclosure of Noncash items
Cash paid for interest	$25,000	$8,442

Supplemental Schedule of Noncash Investing and Financing Activities
Preferred stock dividend converted to common stock	$-	$7,587
Preferred stock dividends forgiven (Note 5)	-	141,004

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.        Nature of Business and Significant Accounting Policies

Nature of business:  Datakey, Inc. provides products and systems directed to the information security market, which enables user identification and authentication, secure data exchange, and information validation. The Company also provides electronic products, consisting of proprietary memory keys, cards, and other custom-shaped tokens, that serve as a convenient way to carry electronic information and are packaged to survive in portable environments. The Company has a wholly owned subsidiary which is inactive.

A summary of significant accounting policies follows:

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

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Inventories:  Inventories are stated at the lower of cost (first-in, first-out method) or market.

Licenses and patents:  Licenses and patents are stated at cost. Patents are being amortized using the straight-line method over their economic useful lives, which have been estimated to be five years. The costs of the license agreements are amortized to cost of goods sold as the products incorporating the licensed units are sold or over the life of the agreement.

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

Depreciation: Depreciation of equipment and leasehold improvements is computed on the straight-line and accelerated methods over the following estimated useful lives:

Years
Production tooling	2–5
Equipment	3–7
Furniture and fixtures	7
Leasehold improvements	Life of lease

Warranty costs:  The Company provides for estimated normal warranty costs at the time of product sales to customers and for other costs associated with specific items at the time their existence and amounts are determinable.

Income taxes:  Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue recognition:  The revenue from products and systems sold by the information security business segment is recognized upon shipment to the customer as the Company has no future obligation for support, upgrades, or other services. If the customer purchases an extended maintenance contract, revenue from the contract is deferred and recognized over the term of the contract.

The revenue from products sold by the electronic products business segment is recognized upon shipment.

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB No. 101), “Revenue Recognition in Financial Statements”. SAB No. 101 summarizes some of the staff’s interpretations of the application of generally accepted accounting principles related to revenue recognition. The Company adopted SAB No. 101 during the year ended December 31, 2000. The adoption of SAB No. 101 did not have a significant affect on the financial statements.

Shipping and handling charges to customers are included in net sales. Shipping and handling costs incurred by the Company are included in cost of goods sold.

Research and development:  Research and development costs are charged to expense as incurred.

Advertising:  Expenditures for advertising costs are expensed as incurred. Advertising and product promotion expense was approximately $213,000 and $104,000 during 2000 and 1999, respectively.

Fair value of financial instruments:  The Company’s financial instruments consist of cash and cash equivalents and short-term trade receivables and payables for which current carrying amounts approximate fair value.

Loss per share:  The Company computes basic and diluted net loss per share based upon the weighted-average number of common shares outstanding during each year. In 1999, preferred stock dividends (Note 5) are included in the net loss attributable to common stockholders in calculating basic and diluted loss per share. Potential common shares, such as options, warrants, and convertible preferred stock (as discussed in Note 6), were not included in the computation of diluted loss per common share as their effect is anti-dilutive.

Due to the losses in 2000 and 1999, basic and diluted loss per share were the same for each of these years.

Note 2.        Inventories

Inventories consist of the following components as of December 31, 2000 and 1999:

	2000	1999
Raw materials	$459,729	$1,225,307
Work in process	71,314	173,385
Finished goods	398,510	378,452
Inventory obsolescence reserve	(415,707)	(448,153)
	$513,846	$1,328,991

Note 3.        Financing Agreements

The Company has available a $1,000,000 line of credit from a bank which bears interest at the prime rate plus 1.25 percent (10.25 percent at December 31, 2000) and is secured by substantially all assets of the Company. The line of credit expires in May 2001 and is subject to annual renewal. There were no balances outstanding as of December 31, 2000 or 1999.

The Company also has a standby letter of credit with a bank up to $500,000 in favor of one of its vendors. In connection with this letter of credit, the Company has assigned $250,000 held in an account at the bank. The letter of credit expires January 2002. There were no draws against the letter of credit as of December 31, 2000.

In January 2001 the Company entered into a line of credit with a shareholder. The Company may borrow up to $1,000,000 through March 31, 2001. Advances are unsecured and bear interest at 12% for the first three months during which any individual advance remains outstanding. After three months interest accrues at 15 percent until the advance is paid off. As of February 2, 2001, $500,000 was outstanding under this agreement. This advance was repaid in full February 26, 2001.

Note 4.        Income Taxes

There has been no tax expense recorded due to losses in both 2000 and 1999.

The income tax benefit is different from that which would be computed by applying the U.S. federal income tax rate (35 percent) to pretax loss as follows:

	December 31
	2000	1999
Computed "expected" federal tax benefit at statutory rates	$(1,680,000)	$(1,018,000)
Effect of net operating loss with no current benefit	1,680,000	1,018,000
Actual tax expense	$-	$-

Deferred taxes consist of the following components as of December 31, 2000 and 1999:

	2000	1999
Deferred tax assets:
Allowance for doubtful accounts	$9,000	$9,000
Inventory	270,000	244,000
Warranty reserve	10,000	11,000
Compensation and benefits	35,000	26,000
Net operating loss carryforward	5,279,000	3,700,000
Reserve for discontinued operations	461,000	-
Research and development tax credit	279,000	239,000
Contributions carryforward	15,000	15,000
Total gross deferred tax assets	6,358,000	4,244,000

Valuation allowance	(6,314,000)	(4,200,000)
Net deferred tax assets	44,000	44,000

Deferred tax liability:
Depreciation	(44,000)	(44,000)
Net deferred taxes	$-	$-

Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income. Management has determined that sufficient uncertainty exists regarding the realizability of the net deferred tax assets and, accordingly, has provided a valuation allowance against such net deferred tax assets of the Company.

At December 31, 2000, the Company’s net operating loss and tax credit carry-forwards expire as follows:

	Operating Loss Carry-forward	Research and Development Tax Credit Carry-forward
2011	$1,850,000	$-
2012	3,540,000	113,000
2018	2,560,000	59,000
2019	2,450,000	67,000
2020	4,386,000	40,000
	$14,786,000	$279,000

The use of the federal net operating losses may be limited under the provisions of the Internal Revenue Code, Section 382, which relates to a 50 percent change in control over a three-year period. Further changes of control may result in additional limitations of the remaining carry-forward. Utilization of the carry-forwards is dependent upon the Company attaining profitable operations in the future.

Note 5.        Stockholders’ Equity

Convertible preferred stock:  The preferred stock is convertible at the rate of one share of common stock for each share of preferred stock, subject to certain anti-dilution adjustments. Conversion is mandatory in the event of certain future public offerings of corporate stock. The holders of the preferred stock have certain piggyback and demand registration rights, voting rights, have a liquidation preference of $2.50 per share, and share in dividends paid on common stock.

Series A convertible cumulative preferred stock:  In May 1998, the Company completed a $1.58 million convertible preferred stock offering. The holders of the Series A convertible preferred stock were entitled to receive dividends at the rate of 8 percent annually, which were payable at the option of the Company in cash or shares of the Company’s common stock. Accumulated dividends of $7,587 were paid in 1999 by issuance of 2,457 shares of common stock. Dividends of $141,004 were forgiven by two stockholders in exchange for the right to convert their Series A convertible preferred stock into common stock at $1.25 per common share. All outstanding shares of the Series A convertible cumulative preferred stock were converted into 995,098 shares of common stock during 1999.

Undesignated stock:  The Company has 9,600,000 shares of undesignated capital stock.

Note 6.        Stock Options and Warrants

Stock options:  The Company has reserved 1,100,000 common shares for issuance under qualified and nonqualified stock options for its key employees and directors. The Company has also reserved 100,000 common shares for issuance under nonqualified options to various distributors, dealers, and consultants. Option prices are generally at the fair market value of the stock at the time the option was granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors. Options expire 10 years after the date of grant, unless an earlier expiration date is set at the time of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. In 2000 and 1999, compensation cost of $63,972 and $411 was recognized for the stock options. Had compensation cost for the Company’s stock options been determined based on the fair value at the grant date for awards in 2000 and 1999, consistent with the provisions of SFAS No. 123, the Company’s net loss attributable to common stockholders and basic and diluted loss per share would have changed to the pro forma amounts indicated below:

	Years Ended December 31
	2000	1999
Net loss attributable to common stockholders, as reported	$(4,798,873)	$(2,990,707)
Net loss attributable to common stockholders, pro forma	(5,268,742)	(3,305,195)
Basic and diluted loss per share, as reported	(0.60)	(0.80)
Basic and diluted loss per share, pro forma	(0.66)	(0.89)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2000 and 1999:

	Years Ended December 31
	2000	1999
Expected dividend yield	-	-
Expected stock price volatility	101.36%	75.53%
Risk-free interest rate	6.40%	5.63%
Expected life of options	4.88 years	4.83 years
Weighted-average fair value of options granted during the year	$3.95	$1.42

The pro forma effect on net loss attributable to common stockholders in 2000 and 1999 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Additional information relating to all outstanding options as of December 31, 2000 and 1999, is as follows:

	2000		1999
		Weighted- Average Exercise Price		Weighted- Average Exercise Price

	Shares		Shares
Options outstanding at beginning of year	1,011,581	$3.24	952,333	$3.97
Options exercised	(136,126)	3.42	(8,000)	3.63
Options forfeited	(128,666)	3.55	(243,500)	4.61
Options granted	312,634	5.48	310,748	2.10
Options outstanding at end of year	1,059,423	$3.84	1,011,581	$3.24

The following table summarizes information about stock options outstanding at December 31, 2000:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2000	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable at December 31, 2000	Weighted- Average Exercise Price

$0.01	8,397	9.71	$0.01	4,697	$0.01
$1.50 - $2.25	214,500	8.42	1.79	81,502	1.84
$2.50 - $3.625	402,626	6.50	3.12	180,501	3.25
$3.81 - $5.25	235,500	8.27	4.53	94,400	4.75
$5.38 - $7.56	113,400	7.21	5.98	40,233	5.86
$8.00 - $8.38	85,000	9.28	8.10	7,000	8.00
$0.01 - $8.38	1,059,423	7.61	$3.84	408,333	$3.62

Employee stock purchase plan:  Under its 1998 employee stock purchase plan, which became effective for the plan year beginning January 1, 1999, the Company is authorized to issue up to 100,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Employees can choose each year to have up to 10 percent of their earnings withheld to purchase the Company’s stock at a price that is 85 percent of the lower of its beginning-of-year or end-of-year fair market value. During 2000 6,710 shares were issued under the plan. No shares were issued under the plan in 1999.

Warrants:  The Company has issued warrants to purchase shares of common stock at prices between $1.25 and $6.60 per share. All warrants are currently exercisable. The following tables summarize information about warrants outstanding at December 31, 2000:

	2000		1999
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Warrants outstanding at beginning of year	1,505,617	$1.59	290,710	$4.94
Warrants exercised	(1,004,052)	1.34	-	-
Warrants forfeited	-	-	(699,658)	3.16
Warrants granted	880,000	5.05	1,914,565	1.65
Warrants outstanding at end of year	1,381,565	$3.97	1,505,617	$1.59

Warrants outstanding at December 31, 2000 expire as follows:

2003	83,675
2004	10,000
2005	880,000
2008	37,890
2009	370,000
1,381,565

Note 7.        Major Customers and International Sales

Major customer:  Sales to U.S. government agencies for 2000 and 1999 were approximately $244,000 and $608,000 in 2000 and 1999, respectively. Accounts receivable from U.S. government agencies were approximately $70,000 and $158,000 at December 31, 2000 and 1999, respectively. In addition, sales to one customer were approximately $1,437,000, or 19 percent of total sales during the year ended December 31, 2000. Accounts receivable from this customer were approximately $564,000 at December 31, 2000. There were no major customers in 1999.

International sales:Export sales to international customers for 2000 and 1999 were approximately $1,593,000 and $1,630,000, respectively. Accounts receivable from international customers were approximately $277,000 and $388,000 at December 31, 2000 and 1999, respectively. Sales to customers in Great Britain accounted for approximately 12 percent of sales in 2000. There were no individual countries accounting for more than 10 percent of total sales in 1999.

Note 8.        Commitments and Contingencies

License agreement:  The Company has entered into various license agreements to allow the Company to bundle licensed products into certain of the Company’s products. Under the agreements, payments are based upon the number of units sold and the nature of the item bundled. In these agreements, the Company agreed to purchase a minimum quantity of software units over a specified period of time. The value of the minimum purchase is included in the initial license agreement.

Lease:  The Company leases its office and warehouse facilities under a non-cancelable operating lease, which expires in June 2004. In addition certain items of equipment are leased under non-cancelable operating leases through June 2004.

Future lease commitments are as follows:

2001	$243,000
2002	249,000
2003	237,000
2004	107,000
$836,000

Rent expense totaled approximately $240,000 and $189,000 in 2000 and 1999, respectively.

Employee benefits:The Company has a discretionary defined contribution profit sharing plan in effect for its employees. Contributions to the plan were $36,000 and $24,000 in 2000 and 1999, respectively.

The Company maintains a voluntary 401(k) plan in effect for its employees. The Company offers a match of 25 percent of the employees’ contributions, up to six percent. The Company’s match was approximately $36,000 and $25,000 in 2000 and 1999, respectively.

Note 9.        Operating Segments

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no inter-segment transactions. The Company evaluates performance based on operating earnings of the respective segments.

	December 31, 2000
	EP	ISS	Unallocated	Total
Revenue	$3,799,000	$3,608,000	$-	$7,407,000
Depreciation and amortization	314,000	583,000	-	897,000
Segment profit (loss)	(565,000)	(3,141,000)	140,000	(3,566,000)

	December 31, 1999
	EP	ISS	Unallocated	Total
Revenue	$4,550,000	$1,316,000	-	$5,866,000
Depreciation and amortization	411,000	165,000	-	576,000
Segment profit (loss)	(18,000)	(2,894,000)	3,000	(2,909,000)

See Note 10 for discontinued operations disclosure for the EP segment.

Note 10.      Discontinued Operations

In February 2001 the Company’s Board of Directors approved management’s plan to discontinue the operations of the EP segment. The plan anticipates the phase down of operations through December 31, 2001, although it is possible the operations could be sold if a purchaser is found. Some deliveries for orders received prior to December 31, 2001 are expected to take place through June 30, 2002. The financial statements have been prepared as if the operation will be phased down.

The estimated loss on the phase down of the EP segment includes the write-off of inventory, patents and equipment anticipated to remain at the date of closedown and expenses associated with the phase down, net of estimated operating income through that date. The phase down of the segment is being accounted for as discontinued operations and, accordingly, its net assets have been segregated from continuing operations in the accompanying balance sheets and the results of its operations have been excluded from continuing operations for all periods presented. Net assets and liabilities of the EP segment at December 31, 2000 are summarized as follows:

Trade receivables	$498,281
Inventories	1,927,488
Equipment and leasehold improvements	344,418
Patents	72,812
Reserve for discontinued operations	(1,281,000)
Net assets from discontinued operations	$1,561,999

Accounts payable	$357,540
Accrued expenses:
Compensation	90,165
Other	33,170
Net liabilities from discontinued operations	$480,875

The EP segment had total revenues of $3,798,687 and $4,550,413 in 2000 and 1999, respectively.

Note 11.      Subsequent Events

In February 2001 the Company completed a $4,800,000 private placement of 1,600,000 shares of common stock with net proceeds of approximately $4,500,000. In connection with the transaction, the Company issued 1,680,268 warrants to purchase common stock with exercise prices between $3.02 and $3.44 per share.