Form 10KSB, Exhibit 13
period 2001-12-31
DATAKEY INC
filed 2002-03-26
CIK 704914

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS RESULTS OF OPERATIONS

The table below summarizes changes in selected operating indicators, showing certain income, cost and expense items as a percentage of total revenue from continuing operations for each of the past two years. Inflation has not been a significant factor in Datakey's operations to date.

                                        Percentage of Total
                                              Revenue
                                       -----------------------
Year Ended December 31,                  2001        2000
                                       -----------------------
REVENUE............................        100%       100%

COST AND EXPENSES
Cost of goods sold.................         43         53
Research and development,                   30         56
engineering and technical support..
Marketing and sales................         44         61
General and administrative.........         10         16
   Total cost and expenses.........        127        186
                                       -----------------------
Operating loss                             (27)       (86)
                                       -----------------------
Interest income....................          1          4
Loss before income taxes...........        (26)       (82)
Income taxes.......................         --         --
                                       -----------------------
Net loss from continuing operations        (26)%      (82)%
                                       =======================

COMPARISON OF 2001 WITH 2000

                              CONTINUING OPERATIONS

TOTAL REVENUE: Total revenue was $7,815,000 in 2001 compared to $3,608,000 in 2000. The substantial increase in revenue is due to increasing acceptance and demand for our information security solutions' products. This increasing acceptance is created, in part, by banks, government agencies and enterprises placing more emphasis on information security in general, and also because Datakey's product offering has certain technology advantages compared to other product offerings of its competitors. Because of the sale of the Electronic Products (EP) operation in 2001, total revenue includes only revenue of Information Security Solutions (ISS) products.

GROSS MARGINS: The gross profit margin increased to 57 percent in 2001 from 47 percent primarily due to a significant reduction in the costs of materials used in cards and readers without a corresponding reduction in the selling price.

RESEARCH AND DEVELOPMENT, ENGINEERING AND TECHNICAL SUPPORT (RDETS): Research and development, engineering and technical support expense increased by 16 percent to $2,325,000 in 2001 from $2,003,000 in 2000. Such expenses represented 30 and 56 percent of sales in 2001 and 2000, respectively. RDETS expense increased during 2001 as the Company continues the development and support activities of its information security products.

MARKETING AND SALES, GENERAL AND ADMINISTRATIVE: Marketing and sales expense increased 56 percent to $3,461,000 in 2001 from $2,216,000 in 2000. As a percentage of revenue these expenses decreased from 61 to 44 percent. The increase in 2001 marketing and sales expense resulted from additions to the sales staff, increased commissions due to higher revenue and continuing promotional activities to promote the Company's information security products.
         General and administrative expenses increased 28 percent to $744,000 in 2001 from $582,000 in 2000 primarily as a result of increases in legal, audit, insurance and employment related expenses.

INTEREST INCOME: Interest income, net of interest expense, decreased to $79,000 in 2001 from $145,000 in 2000, primarily due to a significant reduction in the market rate of interest on interest bearing accounts.

INCOME TAX EXPENSE: As a result of the cumulative net operating loss carryovers of approximately $17,936,000 at December 31, 2001, and $13,514,000 at December 31, 2000, the Company recorded no income tax expense in either year.

NET LOSS. Net loss in 2001 was $2,006,000 compared to $2,953,000 in 2000, primarily due to the substantial increase in revenue and gross margin which more than offset the increase in expenses.

                             DISCONTINUED OPERATIONS

The Company announced in February 2001 that it planned to phase down or divest its EP business segment. Subsequently, the operations were sold in August 2001. As a result, the losses of $487,000 in 2001 and $1,846,000 in 2000 are reflected as losses from discontinued operations. Since the Company retained certain contracts that are not yet complete, this business segment will continue to be shown as discontinued operations until these contracts are finalized in 2002.


COMPARISON OF 2000 WITH 1999

                              CONTINUING OPERATIONS

TOTAL REVENUE: Total revenue was $3,608,000 in 2000 compared to $1,316,000 in 1999. The increase in revenue was due to increasing acceptance of the Company's information security products and technology.

GROSS MARGINS: The gross profit margin decreased to 47 percent in 2000 from 48 percent in 1999, primarily because the Company began amortizing a prepaid license fee, equal to 6 percent of sales, in 2000.

RESEARCH AND DEVELOPMENT, ENGINEERING AND TECHNICAL SUPPORT (RDETS): Research and development, engineering and technical support expense increased by 23 percent to $2,003,000 in 2000 from $1,632,000 in 1999. RDETS expense increased during 2000 as the Company continues the development and support activities of its information security products.

MARKETING AND SALES, GENERAL AND ADMINISTRATIVE: Marketing and sales expense increased 56 percent to $2,216,000 in 2000 from $1,418,000 in 1999. The increase in 2000 expense resulted from increases in commission on the higher level of sales, additions to staff, including a new European office, and continuing promotion activities.
         General and administrative expenses increased 23 percent to $582,000 in 2000 from $472,000 in 1999 primarily as a result of increases in legal, audit and employment related expenses.

INTEREST INCOME: Interest income, net of interest expense, increased to $145,000 in 2000 from $3,000 in 1999 as the Company invested a portion of the proceeds from a $4 million private placement, completed in February 2000, in an interest bearing account.

INCOME TAX EXPENSE: As a result of the cumulative net operating loss carryovers of approximately $13,514,000 at December 31, 2000, the Company recorded no income tax expense in 2000.

NET LOSS. Net loss in 2000 was $2,953,000 compared to $2,891,000 in 1999 primarily due to the significant 2000 increase in research and development, engineering and technical support expenditures in the ISS business segment that slightly exceeded the contribution from additional revenue.

DISCONTINUED OPERATIONS

Loss in the EP business segment, now reflected as discontinued operations, was $1,846,000 in 2000 compared to income of $18,000 in 1999. The loss in 2000 was primarily due to a reduction in revenue to $3,799,000 in 2000 from $4,550,000 in 1999, and a charge of $1,281,000, in 2000, to reflect the estimated loss upon disposal of the segment.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of December 31, 2001, was $4,112,000 as compared to $1,533,000 as of December 31, 2000. The Company had an increase of $2,579,000 in cash during 2001 compared to an increase of $1,188,000 in cash in 2000. The 2001 increase is due to proceeds from the sale of common stock during the year of $4,752,000, offset by the net loss of $2,493,000. The net loss was due, in part, to significant expenditures totaling $5,786,000 in research, development, engineering, technical support, and sales and marketing which were related to the Company's information security products, and an additional charge of $487,000 relating to discontinued operations. The Company invested $307,000 in equipment, licenses and patents in 2001 compared to $630,000 in 2000.

Datakey's balance sheet reflected $5,887,000 in working capital and a current assets to current liabilities ratio of 5.0 to 1 as of December 31, 2001.

CONTRACTUAL CASH OBLIGATIONS
The Company presently has no long-term debt outstanding and its only contractual cash obligations are those from operating lease obligations. These lease obligations total $631,000 over the next three years as shown on Note 8 to the financial statements.

We also have a commercial commitment of $1,000,000 for a line of credit agreement through April 2002. There were no advances outstanding on the line of credit agreement at December 31, 2001.

We believe that our cash balance, availability under our line of credit, if needed, and anticipated cash flows from operations will be adequate to fund our cash requirements for fiscal 2002.

CRITICAL ACCOUNTING POLICIES
Our significant accounting policies are summarized in the notes to our financial statements. Some of the most critical policies are also discussed below.

Revenue Recognition and Deferred Revenue: The revenue from products and systems sold by the information security business segment is recognized upon shipment to the customer as we have no future obligation for support, upgrades or other services. If the customer purchases an extended maintenance contract, revenue from the contract is deferred and recognized over the term of the contract.

The revenue from products sold by the electronic products business segment, which has been discontinued, is recognized upon shipment, FOB shipping point.

Shipping and handling charges to customers are included in net sales. Shipping and handling costs incurred by us are included in cost of goods sold.

Software Development Costs: Our policy on software development costs is to charge to expense those costs of software development incurred until the point of technical feasibility is attained, at which time such costs are capitalized.

Technical feasibility for our current products was attained several years ago, before we were able to ascertain the market acceptance of the products. As a result, we charged these costs to operations, as the net realizable value was not determinable at that time. Costs in recent years have been comprised primarily of maintenance and customer support, which have been charged to operations. New product development and/or significant product enhancements in the future may result in an increased level of capitalized software costs.

Reserves and Review for Impairment: As a matter of policy, we review our major assets for impairment. Our major operating assets are accounts receivable, inventory, license agreements and property and equipment. We have not experienced significant bad debts expense and our reserve for doubtful accounts of $28,000 should be adequate for any exposure to loss in our December 31, 2001 accounts receivable. We have also established reserves for slow moving and obsolete inventories and believe the reserve of $185,000 is adequate.

We depreciate our property and equipment and license agreements over their estimated useful lives, and we have not identified any items that are impaired except for one license agreement in 2001 for which we wrote off $45,000.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In July 2001, FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets, were issued. These pronouncements provide that all business combinations initiated after June 30, 2001 be accounted for using the purchase method and that goodwill be reviewed for impairment rather than amortized, beginning on January 1, 2002. The Company does not believe that the adoption of these pronouncements will have a material effect on its financial statements. Any business combination transactions in the future would be accounted for under this new guidance.

In September 2001, the FASB issued Statement 143, Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement will be effective for the Company's fiscal year ending December 2003. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In August 2001, the FASB issued Statement 144, Accounting for Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement will be effective for the Company's fiscal year ending December 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In 2002, the Company plans to increase expenditures for product development, marketing activities and inventory levels to support anticipated revenue growth. The Company's current plan estimates annual revenue in 2002 in the range of $13 to $15 million. The Company believes its working capital together with its bank line of credit, which the Company plans to extend for another year, will be sufficient to fund its planned operations and product development and promotional activities in 2002. In the event that the revenues for the Company's products are significantly less than projected, the Company's ability to extend its current bank credit line may be jeopardized and the Company's ability to maintain its current business operations would be adversely affected.

OUTLOOK & RISKS

Certain statements in this Annual Report are forward looking, are based upon current expectations and actual results may differ materially due to certain risks and uncertainties, including those set forth below.

REVENUE: Revenue is expected to reach between $13 and $15 million in 2002 as more pilot programs move into a deployment phase and additional pilot programs are commenced. Revenue increases depend on customer acceptance and demand, the effectiveness of the Company's marketing and sales organization, as well as general business, economic and competitive conditions.

If a well-established company with much greater resources develops or begins to aggressively market a competitive product, if new technology emerges that surpasses that of the Company, or if similar technology is offered at a significantly lower price, the Company could face significant competition obstacles that would negatively impact the Company's ability to meet its revenue goals. There is no assurance that the Company will achieve its revenue plan.

GROSS MARGINS: A gradual improvement in gross profit margins during 2002 is expected through effective material purchasing and additional contribution from software applications being developed. Such an increase in gross margin depends on achievement of the expected purchasing prices, realization of the revenue increases, a continuation of improvement in manufacturing processes and general market conditions.

Contributing to a reduction in gross profit margin, however, will be revenue from resale of certain products rather than acting as a principal supplier. A third factor is the contribution to revenue, if any, from technology licensing fees that carry a very high margin. Less than 5 percent of revenue in 2001 was technology licensing fees as compared to about 30 percent in 2000.

On balance, therefore, the gross profit margin in 2002 may increase or decrease depending on how significant revenue from resale of products becomes in relation to technology licensing fees, and the extent to which we are successful in achieving additional reductions in material costs.

RESEARCH AND DEVELOPMENT, ENGINEERING AND TECHNICAL SUPPORT: The Company intends to increase funding for product development and support activities in 2002 by about 7 percent compared to 2001. The ability to increase such funding depends in significant part on the Company's ability to meet its 2002 revenue plan.

MARKETING AND SALES, GENERAL AND ADMINISTRATIVE: Marketing and sales expenses are expected to increase about 14 percent in 2002 to support new product introductions, increase the number of sales and marketing personnel dedicated to the Company's information security products and to support the expected increase in revenue. General and administrative expenses in 2002 are expected to increase about 11 percent from the 2001 level to support the growth in the level of activity.

Given the level of expected increases in expenses, the Company's ability to attain profitability for the 2002 year will depend on the Company's reaching revenue of at least $12 million in 2002.

EXPECTED PROFIT: The Company's goal is to reach quarterly profitability in the second half of 2002 and to report a small profit for the year. The Company's ability to attain profitability in the second half of 2002 and thereafter will depend primarily on its ability to significantly increase the revenue from its information security products. Based upon the level of information security products sales to date, there has not been sufficient market acceptance to be assured that revenue will increase significantly or that the Company will attain profitability.

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Datakey, Inc.
Burnsville, Minnesota

We have audited the accompanying balance sheets of Datakey, Inc., as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datakey, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                              /s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 5, 2002

DATAKEY, INC.

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000


ASSETS (NOTE 3)                                                            2001         2000
-----------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                            $4,112,264   $1,532,558
   Trade receivables, less allowance for doubtful accounts of $28,000
     in 2001 and $26,000 in 2000 (Note 7)                                2,154,723      989,020
   Inventories (Note 2)                                                    926,028      513,846
   Prepaid expenses and other                                               84,433      113,176
   Net assets of discontinued operations (Note 10)                          82,077    1,561,999
                                                                        -----------------------
         TOTAL CURRENT ASSETS                                            7,359,525    4,710,599
                                                                        -----------------------

Other Assets
   Licenses and patents, less accumulated amortization of $832,374
     in 2001 and $698,517 in 2000 (Note 8)                                 191,839      498,961
                                                                        -----------------------

Equipment and Leasehold Improvements, at cost
   Production tooling                                                      209,752    1,162,750
   Equipment                                                               671,221    2,690,894
   Furniture and fixtures                                                  166,520      322,095
   Leasehold improvements                                                  146,812      278,371
                                                                        -----------------------
                                                                         1,194,305    4,454,110

   Less accumulated depreciation                                           803,548    4,227,882
                                                                        -----------------------
                                                                           390,757      226,228
                                                                        -----------------------
                                                                        $7,942,121   $5,435,788
                                                                        =======================


See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                              2001            2000
---------------------------------------------------------------------------------------------------------
Current Liabilities
   Accounts payable                                                          $    566,345    $    386,613
   Accrued expenses:
      Compensation                                                                313,098         226,803
      Other                                                                       118,119          74,031
   Deferred revenue                                                               474,897          63,797
   Net liabilities from discontinued operations (Note 10)                              --         480,875
                                                                             ----------------------------
         TOTAL CURRENT LIABILITIES                                              1,472,459       1,232,119
                                                                             ----------------------------

Commitments and Contingencies (Notes 3, 5, 8, and 10)

Stockholders' Equity (Notes 5, 6, and 11)
   Convertible preferred stock, voting, liquidation value $2.50 per share;
      authorized 400,000 shares; issued and outstanding
      150,000 shares                                                              375,000         375,000
   Common stock, par value $0.05 per share; authorized 20,000,000 shares; issued and outstanding 9,974,012 shares in 2001 and
      8,269,173 shares in 2000                                                    498,701         413,459
   Additional paid-in capital                                                  18,580,288      13,906,744
   Accumulated deficit                                                        (12,984,327)    (10,491,534)
                                                                             ----------------------------
                                                                                6,469,662       4,203,669
                                                                             ----------------------------
                                                                             $  7,942,121    $  5,435,788
                                                                             ============================

DATAKEY, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                      2001           2000
--------------------------------------------------------------------------------------------
Net sales (Note 7)                                                $ 7,814,850    $ 3,608,480
                                                                  --------------------------

Costs and expenses:
   Cost of goods sold                                               3,369,483      1,904,221
   Research and development, engineering, and technical support     2,325,037      2,003,455
   Marketing and sales                                              3,460,675      2,216,282
   General and administrative                                         744,335        582,238
                                                                  --------------------------
         TOTAL COSTS AND EXPENSES                                   9,899,530      6,706,196
                                                                  --------------------------
         OPERATING LOSS                                            (2,084,680)    (3,097,716)

Interest income                                                       109,028        169,909
Interest expense                                                      (30,096)       (25,000)
                                                                  --------------------------
         LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES       (2,005,748)    (2,952,807)

Income tax expense (Note 4)                                                --             --
                                                                  --------------------------
         NET LOSS FROM CONTINUING OPERATIONS                       (2,005,748)    (2,952,807)
                                                                  --------------------------

Discontinued operations (Note 10):
   Loss from operations of discontinued segment                            --       (565,066)
   Loss on disposal of discontinued segment                          (487,045)    (1,281,000)
                                                                  --------------------------
         LOSS FROM DISCONTINUED OPERATIONS                           (487,045)    (1,846,066)
                                                                  --------------------------
         NET LOSS                                                 $(2,492,793)   $(4,798,873)
                                                                  ==========================
Loss per share:
   Basic and diluted loss from continuing operations              $     (0.21)   $     (0.37)
   Basic and diluted loss from discontinued operations                  (0.05)         (0.23)
                                                                  --------------------------
         BASIC AND DILUTED LOSS PER COMMON SHARE                  $     (0.26)   $     (0.60)
                                                                  ==========================

Weighted-average common shares:
   Basic and diluted                                                9,714,002      7,977,281
                                                                  ==========================


See Notes to Financial Statements.

DATAKEY, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                         Convertible Preferred Stock
                                                                         ---------------------------
                                                                            Shares          Amount
----------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                                 150,000        $375,000
   Issuance of common stock (net of offering expenses of $409,745)              --              --
   Issuance of common stock in accordance with employee stock
      purchase plan (Note 6)                                                    --              --
   Compensation expense from stock options                                      --              --
   Net loss                                                                     --              --
                                                                         ----------------------------
Balance, December 31, 2000                                                 150,000         375,000
   Issuance of common stock (net of offering expenses of $297,066)              --              --
   Issuance of common stock in accordance with employee stock
      purchase plan (Note 6)                                                    --              --
   Compensation expense from stock options                                      --              --
   Net loss                                                                     --              --
                                                                         ----------------------------
Balance, December 31, 2001                                                 150,000        $375,000
                                                                         ============================



See Notes to Financial Statements.


                                                                    Common Stock         Additional            Accumulated
                                                             ------------------------      Paid-In     ----------------------------
                                                              Shares         Amount        Capital        Deficit         Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                   6,322,285   $    316,114   $  8,501,543   $ (5,692,661)   $  3,499,996
   Issuance of common stock (net of offering expenses
       of $409,745)                                          1,940,178         97,009      5,324,454             --       5,421,463
   Issuance of common stock in accordance with employee
      stock purchase plan (Note 6)                               6,710            336         16,775             --          17,111
   Compensation expense from stock options                          --             --         63,972             --          63,972
   Net loss                                                         --             --             --     (4,798,873)     (4,798,873)
                                                             -----------------------------------------------------------------------
Balance, December 31, 2000                                   8,269,173        413,459     13,906,744    (10,491,534)      4,203,669
   Issuance of common stock (net of offering expenses
       of $297,066)                                          1,689,473         84,474      4,625,421             --       4,709,895
   Issuance of common stock in accordance with employee
      stock purchase plan (Note 6)                              15,366            768         40,874             --          41,642
   Compensation expense from stock options                          --             --          7,249             --           7,249
   Net loss                                                         --             --             --     (2,492,793)     (2,492,793)
                                                             -----------------------------------------------------------------------
Balance, December 31, 2001                                   9,974,012   $    498,701   $ 18,580,288   $(12,984,327)   $  6,469,662
                                                             =======================================================================

DATAKEY, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                      2001           2000
---------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
   Net loss                                                       $(2,492,793)   $(4,798,873)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
      Depreciation                                                    233,403        353,881
      Amortization                                                    415,934        543,580
      Reserve for loss on disposal of discontinued segment                 --      1,281,000
      Utilization of reserve for loss of discontinued segment      (1,281,000)            --
      Loss on disposal of equipment                                   144,146         10,051
      Noncash compensation from stock options                           7,249         63,972
      Changes in assets and liabilities:
         Trade receivables                                           (749,499)       (12,821)
         Inventories                                                1,035,306     (1,112,343)
         Prepaid expenses                                              28,743             --
         Accounts payable                                            (177,808)       (59,734)
         Deferred revenue                                             411,100         36,819
         Other                                                          7,048         73,473
                                                                  ---------------------------
            NET CASH USED IN OPERATING ACTIVITIES                  (2,418,171)    (3,620,995)
                                                                  ---------------------------

Cash Flows From Investing Activities
   Purchases of equipment                                            (271,390)      (182,626)
   Proceeds on sale of segment                                        550,000             --
   Proceeds on sale of equipment                                        3,730             --
   License and patent costs                                           (36,000)      (447,317)
                                                                  ---------------------------
            NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       246,340       (629,943)
                                                                  ---------------------------

Cash Flows From Financing Activities
   Net proceeds from issuance of common stock                       4,751,537      5,438,574
                                                                  ---------------------------

            INCREASE IN CASH AND CASH EQUIVALENTS                   2,579,706      1,187,636

Cash and Cash Equivalents
   Beginning                                                        1,532,558        344,922
                                                                  ---------------------------
   Ending                                                         $ 4,112,264    $ 1,532,558
                                                                  ===========================
Supplemental Disclosures of Noncash Items
   Cash paid for interest                                         $    30,096    $    25,000
                                                                  ===========================

See Notes to Financial Statements.

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Datakey, Inc., provides products and systems directed to the information security market, which enables user identification and authentication, secure data exchange, and information validation. The Company is discontinuing a segment (Note 10) which provides electronic products, consisting of proprietary memory keys, cards, and other custom-shaped tokens, that serve as a convenient way to carry electronic information and are packaged to survive in portable environments. The Company has a wholly owned subsidiary which is inactive.

A summary of significant accounting policies follows:

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS: For purposes of reporting in the statements of cash flows, the Company includes all cash accounts and all highly liquid debt instruments purchased with an original maturity of three months or less as cash and cash equivalents on the accompanying balance sheets.

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

ACCOUNTING FOR LONG-LIVED ASSETS: The Company periodically reviews the utilization of its licenses, patents, equipment, and leasehold improvements for impairment. In 2000, management had determined that no impairment in the value of these assets had occurred. In 2001, the Company recognized an impairment expense on one of its license agreements of $45,000.


DEPRECIATION: Depreciation of equipment and leasehold improvements is computed on the straight-line and accelerated methods over the following estimated useful lives:

                                                                   Years
-------------------------------------------------------------------------
Production tooling                                                   2-5
Equipment                                                            3-7
Furniture and fixtures                                                 7
Leasehold improvements                                     Life of lease

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

WARRANTY COSTS: The Company provides for estimated normal warranty costs at the time of product sales to customers and for other costs associated with specific warranty issues at the time their existence and amounts are determinable.

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

REVENUE RECOGNITION AND DEFERRED REVENUE: The revenue from products and systems sold by the information security business segment is recognized upon shipment to the customer, as the Company has no future obligation for support, upgrades, or other services. If the customer purchases an extended maintenance contract, revenue from the contract is deferred and recognized over the term of the contract.

The revenue from products sold by the electronic products business segment is recognized upon shipment, FOB shipping point.

Shipping and handling charges to customers are included in net sales. Shipping and handling costs incurred by the Company are included in cost of goods sold.

SOFTWARE DEVELOPMENT COSTS: The Company's policy is to charge to expense those costs of software development incurred until the point of technical feasibility is attained, at which time such costs are capitalized.

Technical feasibility for the Company's current products was attained several years ago, before the Company was able to ascertain the market acceptance of the products. As a result, the Company charged these costs to operations, as the net realizable value was not determinable at that time. Costs in recent years have been comprised primarily of maintenance and customer support, which have been charged to operations. Company plans for new product development and/or significant product enhancements in the future may result in an increased level of capitalized software costs.

RESEARCH AND DEVELOPMENT, ENGINEERING, AND TECHNICAL SUPPORT: Research and development costs, engineering, and technical support are charged to expense as incurred and consist primarily of engineering expenses related to product development. Engineering and technical support consist primarily of maintenance of the Company's products and systems. Research and development costs were approximately $1,972,000 and $1,609,000 during 2001 and 2000, respectively.

ADVERTISING: Expenditures for advertising costs are expensed as incurred. Advertising and product promotion expense was approximately $83,000 and $213,000 during 2001 and 2000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company's financial instruments consist of cash and cash equivalents and short-term trade receivables and payables for which current carrying amounts approximate fair value.

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOSS PER SHARE: The Company computes basic and diluted net loss per share based upon the weighted- average number of common shares outstanding during each year. Potential common shares, such as options and warrants, were not included in the computation of diluted loss per common share since their effect would be anti-dilutive. Due to the losses in 2001 and 2000, basic and diluted loss per share were the same for both years.

EMERGING ACCOUNTING STANDARDS: The FASB has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company adopted in the fiscal year ended December 31, 2001. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires than an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 did not have a significant effect on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board issued two statements--Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets, which will potentially impact the Company's accounting for its reported intangible assets. The standards generally are required to be implemented by the Company in its 2002 financial statements. The adoption of these standards is not expected to have a material impact on the Company's financial statements.

In September 2001, the FASB issued Statement No. 143, Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement will be effective for the Company's fiscal year ending 2003. Management does not expect the adoption of this standard to have a material impact on the Company's financial statements.

FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, replaces Statement No. 121--an earlier pronouncement on this topic. The new statement establishes a single accounting model for long-lived assets to be disposed of by sale. Statement No. 144 will be effective for the Company's fiscal year ending 2002. Management does not expect the adoption of this standard to have a material impact on the Company's financial statements.

NOTE 2.  INVENTORIES

Inventories consist of the following components as of December 31, 2001 and 2000:


                                    2001         2000
-------------------------------------------------------
Raw materials                    $ 764,249    $ 459,729
Work in process                     19,193       71,314
Finished goods                     327,873      398,510
Inventory obsolescence reserve    (185,287)    (415,707)
                                 ----------------------
                                 $ 926,028    $ 513,846
                                 ======================

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3.  FINANCING AGREEMENTS

The Company has available a $1,000,000 line of credit from a bank which bears interest at the prime rate (4.75 percent at December 31, 2001) plus 1.25 percent and is secured by substantially all assets of the Company. The line of credit expires in April 2002 and is subject to annual renewal. There were no balances outstanding as of December 31, 2001 or 2000.

Subsequent to year-end the Company entered into two standby letters of credit with a bank up to a maximum $500,000 in favor of two of its vendors. In connection with these letters of credit, the Company has assigned cash of $500,000 held in an account at the bank. The letters expires on March 15, 2002, and April 30, 2002.

NOTE 4.  INCOME TAXES

The income tax benefit is different from that which would be computed by applying the U.S. federal income tax rate (35 percent) to pretax loss as follows:


                                                                     December 31
                                                             ---------------------------
                                                                 2001           2000
-----------------------------------------------------------------------------------------
Computed "expected" federal tax benefit at statutory rates   $  (872,000)   $(1,680,000)
Effect of net operating loss with no current benefit             872,000      1,680,000
                                                             ----------------------------
Actual tax benefit                                           $        --    $        --
                                                             ----------------------------

Deferred taxes consist of the following components as of December 31, 2001 and 2000:


                                                                 2001           2000
-----------------------------------------------------------------------------------------
Deferred tax assets:
   Net operating loss carryforwards                          $ 6,456,000    $ 5,279,000
   Research and development tax credit                           349,000        279,000
   Allowance for doubtful accounts                                10,000          9,000
   Inventory                                                      58,000        270,000
   Accrued expenses and deferred revenue                          59,000        506,000
   Contributions carryforward                                      7,000         15,000
   Depreciation                                                   20,000             --
                                                             ----------------------------
Total gross deferred tax assets                                6,959,000      6,358,000

Valuation allowance                                           (6,959,000)    (6,314,000)
                                                             ----------------------------
                                                                      --         44,000

Deferred tax liability:
   Depreciation                                                       --        (44,000)
                                                             ----------------------------
Net deferred taxes                                           $        --    $        --
                                                             ----------------------------

Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income. Management has determined that significant uncertainty exists regarding the realizability of the net deferred tax assets and, accordingly, has provided a valuation allowance against them.

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4. INCOME TAXES (CONTINUED)

At December 31, 2001, the Company's net operating loss and tax credit carryforwards expire as follows:

                                             Research and
                                              Development
                  Operating Loss              Tax Credit
                   Carryforward              Carryforward
---------------------------------------------------------
2011               $ 1,850,000               $        --
2012                 3,540,000                   113,000
2018                 2,560,000                    59,000
2019                 2,450,000                    67,000
2020                 3,114,000                    40,000
2021                 4,422,000                    70,000
                   --------------------------------------
                   $17,936,000               $   349,000
                   ======================================



The use of the federal net operating losses will be limited to $5.5 million per year under the provisions of the Internal Revenue Code, Section 382, which relates to a 50 percent change in control over a three-year period. Further changes of control may result in additional limitations of the remaining carryforward. Utilization of the carryforwards is dependent upon the Company attaining profitable operations in the future.

NOTE 6. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK: The preferred stock is convertible at the rate of one share of common stock for each share of preferred stock, subject to certain anti-dilution adjustments. Conversion is mandatory in the event of certain future public offerings of corporate stock. The holders of the preferred stock have certain piggyback and demand registration rights, voting rights, and a liquidation preference of $2.50 per share, and share in dividends paid on common stock.

SERIES B PREFERRED STOCK: The Board of Directors has designated 120,000 shares of previously undesignated stock as Series B Preferred Stock. The shares have a par value of $0.05 per share and a liquidation value equal to the greater of $100 or 100 times the aggregate amount to be distributed per share to holders of common stock. Shares of Series B Preferred Stock are not convertible into shares of the Company's common stock. Each share of Series B Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. Each share of Series B Preferred Stock has 100 votes. In the event of any merger, consolidation, or other transaction in which common stock is exchanged, each share of Series B Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. There are no shares of Series B Preferred Stock outstanding.

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5. STOCKHOLDERS' EQUITY (CONTINUED)

SHAREHOLDER RIGHTS PLAN: On October 19, 2001, the Company's Board of Directors adopted a Shareholder Rights Plan which took effect on October 26, 2001. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of common stock or convertible preferred stock of the Company held by the shareholders of record as of the close of business on November 9, 2001. The Board further authorized the issuance of one right (subject to adjustment) with each share of common stock or convertible preferred stock issued subsequent to November 9, 2001, but prior to the expiration date. Each right entitles its holder to purchase one-hundredth of a share of Series B Preferred Stock at an exercise price of $60, subject to adjustment. The rights will only be exercisable if a person or group acquires, has the right to acquire, or has commenced a tender offer for 15 percent or more of the outstanding common stock. The rights are nonvoting, pay no dividends, expire on November 9, 2011, and may be redeemed by the Company for $0.001 per right at any time before the tenth day (subject to adjustment) after a 15 percent position is acquired. The rights have no effect on earnings per share until they become exercisable.

After the rights are exercisable, if the Company is acquired in a merger or other business combination, or if 50 percent or more of the Company's assets are sold, each right will entitle its holder (other than the acquiring person or group) to purchase, at the then current exercise price, common stock of the acquiring entity having a value of twice the exercise price.

UNDESIGNATED STOCK: The Company has 9,480,000 shares of undesignated capital stock.

NOTE 6. STOCK OPTIONS AND WARRANTS

STOCK OPTIONS: The Company has reserved 1,400,000 common shares for issuance as qualified and nonqualified stock options for its key employees and directors. The Company has also reserved 100,000 common shares for issuance as nonqualified options to various distributors, dealers, and consultants. Option prices are generally at the fair market value of the stock at the time an option is granted. Options become exercisable as determined at the date of grant by a committee of the Board of Directors. Options expire 10 years after the date of grant, unless an earlier expiration date is set at the time of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. In 2001 and 2000, compensation cost of $7,249 and $63,972, respectively, was recognized for the stock options. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards in 2001 and 2000, consistent with the provisions of SFAS No. 123, the Company's net loss attributable to common stockholders and basic and diluted loss per share would have changed to the pro forma amounts indicated below:

                                                                                   Years Ended December 31
                                                                        -------------------------------------------
                                                                              2001                         2000
-------------------------------------------------------------------------------------------------------------------
Net loss attributable to common stockholders, as reported               $  (2,492,793)               $  (4,798,873)
Net loss attributable to common stockholders, pro forma                    (3,232,857)                  (5,268,742)
Basic and diluted loss per share, as reported                                   (0.26)                       (0.60)
Basic and diluted loss per share, pro forma                                     (0.33)                       (0.66)


DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6. STOCK OPTIONS AND WARRANTS (CONTINUED)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions used for grants in 2001 and 2000:


                                                                                 Years Ended December 31
                                                                           -----------------------------------
                                                                               2001                    2000
--------------------------------------------------------------------------------------------------------------
Expected dividend yield                                                            --                      --
Expected stock price volatility                                                101.45%                 101.36%
Risk-free interest rate                                                          5.01%                   6.40%
Expected life of options                                                   4.50 years              4.88 years
Weighted-average fair value of options granted during the year               $   2.03                $   3.95

Additional information relating to all outstanding options as of December 31, 2001 and 2000, is as follows:


                                                           2001                           2000
                                                 --------------------------      -------------------------
                                                                  Weighted-                      Weighted-
                                                                   Average                        Average
                                                                  Exercise                       Exercise
                                                   Shares          Price           Shares          Price
----------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year         1,059,423         $3.84         1,011,581         $3.24
   Options exercised                               (87,840)         2.31          (136,126)         3.42
   Options forfeited                              (178,266)         3.46          (128,666)         3.55
   Options granted                                 360,403          2.81           312,634          5.48
                                                 ----------------------------------------------------------
Options outstanding at end of year               1,153,720         $3.66         1,059,423         $3.84
                                                 ----------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2001:


                                       Options Outstanding        Options Exercisable
                                      ----------------------  ----------------------------
                                       Weighted-
                                        Average
                        Number         Remaining   Weighted-      Number       Weighted-
                     Outstanding      Contractual   Average    Exercisable      Average
Range of            at December 31,       Life     Exercise   at December 31,   Exercise
Exercise Prices         2001             (Years)     Price         2001           Price
--------------------------------------------------------------------------------------------
$0.01                     7,354           8.84     $   0.01         6,483        $   0.01
$1.50 - $2.25           219,125           8.30         1.86       114,227            1.89
$2.50 - $3.625          540,165           7.00         3.11       196,510            3.24
$3.74 - $5.25           208,576           7.42         4.42       134,433            4.63
$5.38 - $7.56           113,500           6.21         5.98        64,500            5.93
$8.00 - $8.38            65,000           8.29         8.13        26,001            8.11
---------------------------------------------------------------------------------------------
$0.01 - $8.38         1,153,720           7.33     $   3.66       542,154        $   3.81
---------------------------------------------------------------------------------------------

At December 31, 2000, there were 408,333 options exercisable at a weighted-average exercise price of $3.62.

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6. STOCK OPTIONS AND WARRANTS (CONTINUED)

EMPLOYEE STOCK PURCHASE PLAN: Under its 1998 employee stock purchase plan, which became effective for the plan year beginning January 1, 1999, the Company is authorized to issue up to 100,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Employees can choose each year to have up to 10 percent of their earnings withheld to purchase the Company's stock at a price that is 85 percent of the lower of its beginning-of-year or end-of-year fair market value. During 2001 and 2000, 15,366 and 6,710 shares, respectively, were issued under the plan.

WARRANTS: The Company has issued warrants to purchase shares of common stock at prices between $1.25 and $6.60 per share. All warrants are currently exercisable. The following tables summarize information about warrants outstanding at December 31, 2001 and 2000:


                                                             2001                           2000
                                                  --------------------------    ----------------------------
                                                                   Weighted-                       Weighted-
                                                                    Average                         Average
                                                                   Exercise                        Exercise
                                                   Shares            Price        Shares             Price
------------------------------------------------------------------------------------------------------------
Warrants outstanding at beginning of year         1,395,243        $   3.93      1,519,295         $   1.59
   Warrants exercised                                    --              --     (1,004,052)            1.34
   Warrants granted                               1,680,268            3.04        880,000             5.05
                                                  ----------------------------------------------------------
Warrants outstanding at end of year               3,075,511        $   3.44      1,395,243         $   3.93
                                                  ----------------------------------------------------------


Warrants outstanding at December 31, 2001, expire as follows:


2003                                                                                                 97,353
2004                                                                                                 10,000
2005                                                                                                880,000
2006                                                                                              1,680,268
2008                                                                                                 37,890
2009                                                                                                370,000
                                                                                                  ---------
                                                                                                  3,075,511
                                                                                                  ---------



NOTE 7. MAJOR CUSTOMERS AND INTERNATIONAL SALES

MAJOR CUSTOMERS: Direct and indirect sales to U.S. government agencies from continuing operations were approximately $1,250,000 and $818,000 in 2001 and 2000, respectively. Accounts receivable from U.S. government agencies were approximately $844,000 and $41,000 at December 31, 2001 and 2000, respectively. In addition, sales to an agency of the Canadian government were approximately $4,152,000, or 53 percent of net sales from continuing operations, during the year ended December 31, 2001. Accounts receivable from this customer were approximately $511,000 at December 31, 2001. Sales to another customer were approximately $1,437,000, or 19 percent of total sales, during the year ended December 31, 2000. Accounts receivable from this customer were approximately $564,000 at December 31, 2000.

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7. MAJOR CUSTOMERS AND INTERNATIONAL SALES (CONTINUED)

INTERNATIONAL SALES: Export sales to international customers, including Canada, from continuing operations, for 2001 and 2000 were approximately $5,206,000 and $1,593,000, respectively. Accounts receivable from international customers were approximately $982,000 and $277,000 at December 31, 2001 and 2000, respectively. Sales to customers in Canada, including an agency of the Canadian government, accounted for approximately 57 percent of sales in 2001. No other individual countries accounted for more than 10 percent of sales in 2001. Sales to customers in Great Britain accounted for approximately 12 percent of sales in 2000. No other individual countries accounted for more than 10 percent of sales in 2000.

NOTE 9. COMMITMENTS AND CONTINGENCIES

LICENSE AGREEMENTS: The Company has entered into various license agreements to allow the Company to bundle licensed products into certain of the Company's products. Under the agreements, payments are based upon the number of units sold and the nature of the item bundled. In these agreements, the Company agreed to purchase a minimum quantity of software units over a specified period of time. The value of the minimum purchase is included in the initial license payment which has been made.

LEASES: The Company leases its office and warehouse facilities under a noncancelable operating lease, which expires in June 2004. In addition, certain items of equipment are leased under noncancelable operating leases through December 2004.


Future lease commitments are as follows:

2002                                                    $ 266,000
2003                                                      251,000
2004                                                      114,000
                                                        ---------
                                                        $ 631,000
                                                        ---------

Rent expense totaled approximately $233,000 and $240,000 in 2001 and 2000, respectively.

In connection with the transaction described in Note 10, the Company is subleasing a portion of its office space. The Company will receive monthly rentals of $9,500 through June 2004. Sublease income during 2001 was approximately $46,000.

EMPLOYEE BENEFITS: The Company maintains a voluntary 401(k) plan in effect for its employees. The Company offers a match of 25 percent of the employees' contributions, up to 6 percent. The Company's match was approximately $45,000 and $36,000 in 2001 and 2000, respectively. In addition, a discretionary contribution can be authorized by the Board of Directors. There were no discretionary contributions authorized in 2001 and 2000.

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9. OPERATING SEGMENTS

The Company had two reportable segments: ISS Information Security Solutions
(ISS) and Electronic Products (EP). The ISS Information Security Solutions segment produces and markets products for the information security market, which enable user identification and authentication, secure data exchange, and information validation. EP produced proprietary memory keys, cards, and other custom-shaped tokens that serve as a convenient way to carry electronic information.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no inter-segment transactions. The Company evaluates performance based on operating earnings of the respective segments. The following tables present information by segment. As further discussed in Note 10, the revenues and expenses of EP are reflected in the statements of operations on a net basis as loss from operations of discontinued segment.


                                                                         2001
                                     ---------------------------------------------------------------------------
                                         ISS                    EP              Unallocated            Total
----------------------------------------------------------------------------------------------------------------
Revenue                              $  7,815,000         $  2,425,000         $         --        $ 10,240,000
Depreciation and amortization             479,000              170,000                   --             649,000
Segment profit (loss)                  (2,085,000)            (487,000)              79,000          (2,493,000)

                                                                         2000
                                     ---------------------------------------------------------------------------
                                         ISS                    EP              Unallocated            Total
----------------------------------------------------------------------------------------------------------------
Revenue                              $  3,608,000         $  3,799,000         $         --        $  7,407,000
Depreciation and amortization             583,000              314,000                   --             897,000
Segment profit (loss)                  (3,098,000)          (1,846,000)             145,000          (4,799,000)


NOTE 10. DISCONTINUED OPERATIONS

In February 2001, the Company's Board of Directors approved management's plan to discontinue the operations of the EP segment. The Company's plan anticipated the phasedown of operations through December 31, 2001, and the 2000 financial statements were prepared as if the operation would be phased down. In August 2001 certain assets of the EP segment were sold to an unrelated party for $550,000. One customer contract was retained by the Company with deliveries expected to take place in 2002.

The 2000 estimated loss of $1,281,000 on the phasedown of the EP segment included the write-off of inventory, patents, and equipment anticipated to remain at the date of closedown and expenses associated with the phasedown, net of estimated operating income through closedown. The loss from disposal of the discontinued segment in 2001 of $487,045 was the amount in excess of the loss estimated at December 2000, net of sales proceeds of $550,000. The disposal of the segment is being accounted for as discontinued operations and, accordingly, its net assets have been segregated from continuing operations in the accompanying balance sheets, and the results of its operations have been excluded from continuing operations for all periods presented.

DATAKEY, INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10. DISCONTINUED OPERATIONS (CONTINUED)

Net assets and liabilities of the discontinued EP segment at December 31, 2001 and 2000, are summarized as follows:


                                                        Years Ended December 31
                                                    ------------------------------
                                                        2001               2000
----------------------------------------------------------------------------------
Trade receivables                                   $    82,077        $   498,281
Inventories                                                  --          1,927,488
Equipment and leasehold improvements                         --            344,418
Patents                                                      --             72,812
Reserve for discontinued operations                          --         (1,281,000)
                                                    ------------------------------
Net assets from discontinued operations             $    82,077        $ 1,561,999
                                                    ==============================

Accounts payable                                    $        --        $   357,540
Accrued expenses:
   Compensation                                              --             90,165
   Other                                                     --             33,170
Reserve for discontinued operations                          --                 --
                                                    ------------------------------
Net liabilities from discontinued operations        $        --        $   480,875
                                                    ==============================


The EP segment had total revenues of $2,425,299 and $3,798,687 in 2001 and 2000, respectively.